2,025,000 Shares of Common Stock
150,000 redeemable Class C Warrants

U-Swirl, Inc.

This prospectus covers the sale of up to (a) 1,725,000 shares of our common stock issuable upon the exercise of redeemable Class C warrants issued in a public offering conducted by us in October 2010, (b) 150,000 shares of our common stock and 150,000 redeemable Class C warrants issuable upon the exercise of outstanding underwriter’s warrants issued by us in connection with our October 2010 public offering, and (c) 150,000 shares of our common stock issuable upon the exercise of redeemable Class C warrants underlying underwriter’s warrants.  As of the date of this prospectus, 132,253 Class C warrants had been exercised.

Our public offering was completed in October 2010.  Holders of the Class C warrants issued as a component of the units sold by us in the offering may purchase one share of common stock for each warrant exercised.  The Class C warrants are exercisable at $0.60 per share at any time on or before October 13, 2015 and redeemable at $0.05 per warrant, upon 30 days’ prior written notice, at any time after the date on which the closing price of the common stock has equaled or exceeded $0.80 for five consecutive trading days.

The underwriter’s warrants were issued by us in connection with our October 2010 public offering.  Holders of the underwriter’s warrants may purchase up to an aggregate of 150,000 units, each unit consisting of one share of our common stock and one redeemable Class C warrant.  The underwriter’s warrants are exercisable at $0.48 per unit and expire on October 13, 2015.  As of the date of this prospectus, underwriter’s warrants to purchase 44,312 units were outstanding.

If all of the outstanding underwriter’s warrants and Class C warrants (including those underlying the outstanding underwriter’s warrants) are exercised, we will receive gross proceeds of up to $1,197,000 before deducting expenses estimated at $27,000 and payment of warrant solicitation fees of up to $56,250.

Our common stock and Class C warrants are quoted on the OTC Link under the symbols “SWRL” and “SWRLG,” respectively. The last sale prices of our common stock and Class C warrants, as quoted on the OTC Link on February 25, 2014, were $0.85 per share and $0.25 per warrant, respectively.

These are speculative securities.  Investing in the securities involves significant risks.  You should purchase these securities only if you can afford a complete loss of your investment.  See “Risk Factors” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 10, 2014.

• 20 Flavors • Self-Serve • Up to 70 Toppings • Pay by the Ounce

The Company’s U-Swirl café located
at 305 North Nellis Avenue in Las Vegas, Nevada

• Café Setting • Indoor Seating for 50+ • Outdoor Seating

We own the following trademarks: U-SWIRL®, u-swirl FROZEN YOGURT and Design®, U-SWIRL FROZEN YOGURT®, U and Design®, and WORTH THE WEIGHT®.  Other brand names or trademarks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus.  This summary does not contain all the information that may be important to you.  You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 6.  References to “we,” “us,” “our,” “U-Swirl” or the “company” mean U-Swirl, Inc. and its subsidiary, U-Swirl International, Inc.

Our Company

We are in the business of offering consumers frozen desserts such as yogurt and sorbet.  We launched a national chain of self-serve frozen yogurt cafés called U-Swirl Frozen Yogurt and are franchising this concept.  We have built and operate cafés owned and operated by the Company (“company-owned”) and franchise to others the right to own and operate U-Swirl cafés.

U-Swirl allows guests a broad choice in frozen yogurt by providing up to 20 non-fat and low-fat flavors, including tart, traditional and no sugar-added options and up to 70 toppings, including seasonal fresh fruit, sauces, candy and granola.  Guests serve themselves and pay by the ounce instead of by the cup size.  Similar to a coffee shop hangout, locations are furnished with couches and tables and patio seating.

As of December 31, 2012, we owned and operated six U-Swirl Frozen Yogurt cafés in the Las Vegas metropolitan area, and had 24 franchised locations in operation across the country.

In January 2013, we entered into agreements to acquire Aspen Leaf Yogurt (“ALY”) café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés and the franchise rights to ALY and Yogurtini self-serve frozen yogurt chains from Rocky Mountain Chocolate Factory, Inc. (“RMCF”) in exchange for a 60% controlling ownership interest in our company, a warrant that allows RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised, and notes payable totaling $900,000.

In October 2013, we acquired the franchise rights to nine self-serve frozen yogurt cafés, and license agreements to two self-serve frozen yogurt cafés from Josie’s Frozen Yogurt, LLC (“Josie’s”).

In January 2014, we acquired the assets of the CherryBerry and Yogli Mogli frozen yogurt systems, thereby tripling the size of our self-serve frozen yogurt café network.  We also acquired the business assets of Fuzzy Peach frozen yogurt system in February 2014.

As of the date of this prospectus, we have a total of 286 locations in 38 states and four foreign countries, of which 13 are company-owned.  We are currently maintaining all seven franchise systems and providing marketing and franchise support to all existing U-Swirl, ALY, Yogurtini, Josie’s, CherryBerry, Yogli Mogli and Fuzzy Peach franchisees.  Going forward we see value in one cohesive brand and will work to that end.  Our long-term strategy is to expand the U-Swirl brand.  The incentives we put in place are both economic incentives for franchisees as well as offering the opportunity to co-brand with RMCF.  This co-branding will be available only with U-Swirl branded cafés.

We have recently launched the offering of U-Swirl-n-Go Store franchises, which are limited-product stores within non-traditional locations, such as convenience stores, airports, hotels and other mass gathering areas.  The initial investment for these franchises is substantially less and more flexible royalty fees, instead of fees based on a percentage of revenues, are offered.

Our corporate offices are located at 1175 American Pacific, Suite C, Henderson, Nevada 89074, where our telephone number is (702) 586-8700.

This Offering

We are registering the following securities for sale by us:

•
1,725,000 shares of our common stock issuable upon exercise of outstanding redeemable Class C warrants issued in our October 2010 public offering.  These warrants are exercisable at $0.60 per share at any time on or before October 13, 2015.  As of the date of this prospectus, 132,253 Class C warrants had been exercised.

•
150,000 shares of common stock and 150,000 redeemable Class C warrants issuable to holders of outstanding underwriter’s warrants issued in connection with our October 2010 public offering.  The underwriter’s warrants have an exercise price of $0.48 per unit, where each unit consists of one share of common stock and one redeemable Class C warrant.  As of the date of this prospectus, underwriter’s warrants to purchase 44,312 units were outstanding.

•	150,000 shares of common stock issuable upon exercise of the redeemable Class C warrants underlying underwriter’s warrants.

Common stock outstanding	15,440,029 shares

Use of proceeds	For marketing, franchise development, debt reduction and working capital

OTCQB symbols	Common stock:	SWRL
Class C warrants:	SWRLG

Summary Financial Data

Since we are now a subsidiary of RMCF, we changed our fiscal year-end to that of RMCF, which is the last day of February. The following summary financial data are derived from our consolidated financial statements for the nine months ended November 30, 2013 and 2012 (unaudited), and audited financial statements for the two month transition period ended February 28, 2013 and years ended December 31, 2012, 2011, 2010, and 2009.  You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements.

INCOME STATEMENT DATA:
	Nine Months Ended November 30,		Two Months Ended February	Year Ended December 31,
	2013	2012	28, 2013	2012	2011	2010	2009
Revenues	$4,449,364	$2,297,105	$563,380	$2,804,221	$2,637,127	$2,610,208	$1,341,394
Income (loss) from continuing operations	$150,909	$(226,720)	$(377,584)	$(514,425)	$(672,137)	$(736,411)	$(1,145,267)
Net income (loss)	$130,255	$(226,672)	$(377,584)	$(514,425)	$(673,394)	$(663,783)	$(2,363,595)
Net earnings (loss) per common share (basic and diluted)	$0.01	$(0.05)	$(0.03)	$(0.10)	$(0.14)	$(0.20)	$(0.93)

BALANCE SHEET DATA:
	November	February	December 31,
	30, 2013	28, 2013	2012	2011	2010	2009
Working capital (deficit)	$99,004	$(61,045)	$48,909	$316,215	$495,063	$378,475
Total assets	$3,731,475	$3,717,863	$1,820,248	$2,338,429	$2,790,148	$2,998,835
Long-term liabilities	$934,063	$1,359,871	$458,231	$673,906	$600,307	$519,151
Stockholders’ equity	$1,940,286	$1,693,039	$1,073,663	$1,442,083	$2,017,889	$2,116,258

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties.  You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus.  If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in our securities.  The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to Our Business

We have an accumulated deficit, have incurred net losses in the past and expect to incur additional losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

As of November 30, 2013, we had an accumulated deficit of $7,139,570.  Until the quarter ended May 31, 2013, we had incurred net losses in each year since our inception in 2005, including net losses of $377,584 for the two months ended February 28, 2013 and $514,425 for the year ended December 31, 2012.  We cannot assure you that we will be profitable or generate sufficient profits from operations in the foreseeable future.  If our revenues do not grow, we may experience a loss in one or more future periods.  We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.  This would also have a negative impact on our share price.

The frozen yogurt business is highly competitive.

We operate in the frozen yogurt business, which is highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambiance and condition of the retail outlet.  Our competition includes a variety of locally owned retail outlets, as well as national and regional chains.  These competitors include TCBY, Yogurtland, Menchie’s, Orange Leaf and others.  Many of our competitors have existed longer and often have a more established brand and market presence with greater financial, marketing, personnel and other resources than us.  Among our main competitors are a number of multi-unit, multi-market concepts, some of which are expanding nationally.  As we expand, our existing cafés may face competition from new retail outlets that begin operating in existing markets.

New companies will likely enter our markets and target our customers, as entry is relatively easy.  For example, additional competitive pressures have come recently from locally owned and operated retail outlets as well as regional and national specialty chains.  These competitors may have, among other things, better brand awareness, more effective marketing and greater capital resources than the Company.

We also expect to compete for locations with fast food restaurants.  Until the U-Swirl name is better recognized, landlords may prefer well-known fast food restaurants over us and we may experience difficulties in securing desirable restaurant locations.

All of these competitive factors may adversely affect us and reduce our sales and profits.

We face risks associated with the expansion of our operations.

The success of our business model depends on our ability to open either company-owned, joint-venture or franchise-owned cafés and on our ability to operate and manage our growing operations.  Our ability to expand successfully will depend upon a number of factors, including the following:

•	the availability and cost of suitable locations for development;

•	the hiring, training, and retention of additional management and café personnel in each local market;

•	obtaining financing and negotiating leases with acceptable terms;

•	managing construction and development costs of new cafés at affordable levels, particularly in competitive markets;

•	the availability of construction materials and labor;

•	securing required governmental approvals (including construction, parking and other permits) in a timely manner;

•	the continued development and implementation of management information systems;

•	competitive factors; and

•	general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various force majeure events may also affect the opening of new cafés.  Moreover, newly opened cafés may operate at a loss for a period following their initial opening.  The length of this period will depend upon a number of factors, including the time of the year the café is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals.  Additional cafés that we develop may not be profitable.  In addition, the opening of additional cafés in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing cafés in those markets.

We may not be able to successfully execute a franchising and area developer strategy or attract independent franchise developers.

To achieve our expansion goals within our desired timeframe, we have adopted a franchising and area developer model into our business strategy.  We plan to open company-owned frozen yogurt locations and to solicit area developers for our U-Swirl concept.  We may not be successful in attracting franchisees and developers to the U-Swirl concept or identifying franchisees and developers that have the business abilities or access to financial resources necessary to open our U-Swirl locations or to develop or operate successfully our frozen yogurt locations in a manner consistent with our standards.    Further, incorporating a franchising and area developer model into our strategy has required us to devote significant management and financial resources to prepare for and support the eventual sale of franchises.  If we are not successful in incorporating a franchising or area developer model into our strategy, or we are unsuccessful in attracting independent franchise developers, we may experience delays in our growth, or may not be able to expand and grow our business.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas and our target customers’ unfamiliarity with the U-Swirl brand.

We have launched U-Swirl as a national frozen yogurt chain.  Consumers in any new markets we enter will not be familiar with the U-Swirl brand, and we will need to build brand awareness in those markets through significant investments in advertising and promotional activity.  We may find it more difficult in our markets to secure desirable locations and to hire, motivate and keep qualified employees.

Food safety and food-borne illness concerns may have an adverse effect on our business.

We dedicate substantial resources to ensure that our customers enjoy safe, quality food products.  However, food-borne illnesses (such as E. coli, hepatitis A, trichinosis or salmonella) and food safety are ongoing issues in the food service industry.  If a food-borne illness or other food safety issues occur, whether at our frozen yogurt cafés or a competitor’s location, it is likely that negative publicity would adversely affect our sales and profitability.  If our customers become ill from food-borne illnesses, we might need to temporarily close our cafés.  Separately, the occurrence of food-borne illnesses or food safety issues could adversely affect the price and availability of affected ingredients and could increase the cost of insurance.

We face risks associated with changes in customer tastes and preferences, spending patterns and demographic trends.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing retail outlets affect the frozen yogurt industry.  Our success depends to a significant extent on consumer confidence, which is influenced by general economic conditions, local and regional economic conditions in the markets in which we operate, and discretionary income levels.  Our sales may decline during economic downturns or during periods of political uncertainty.  Any material decline in consumer confidence or a decline in family “food away from home” spending could cause our sales, operating results, business or financial condition to decline.  If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

The current economic situation has adversely affected our business, results of operations, liquidity and capital resources.

The U.S. economy has undergone a significant slowdown over the last few years due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, severely diminished market liquidity, falling consumer confidence and rising unemployment rates. We believe that these issues, which continue to be volatile, have impacted our business in several ways.

Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect the customers who frequently patronize our cafés. In particular, where our customers’ disposable income available for discretionary spending is reduced (such as by job losses, credit constraints, taxes, energy, or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), restaurants have experienced lower sales and customer traffic as potential customers choose lower-cost alternatives or choose alternatives to dining out.  We believe that our cafés have been and are similarly impacted. The resulting decrease in customer traffic or average value per transaction has negatively impacted our financial performance, as reduced revenues result in downward pressure on margins. These factors have reduced our company-owned cafés’ gross sales and profitability, as well as the gross sales of franchised cafés, resulting in lower royalty payments from franchisees.

Diminished café performance and the difficulty in obtaining financing have also negatively impacted our ability to sell franchises and to get area developers to develop their cafés.  Persons who might otherwise invest in a franchise may be reluctant to do so if they believe that the cash flow generated by operating a U-Swirl café does not provide an adequate return on an investment or is insufficient to service debt.  These factors may also discourage area developers from investing more capital to develop their cafés.  Although we have signed agreements with several area developers to open cafés over the next several years, there is no assurance that all of these cafés will be opened.  If the cafés do not open, we will not receive cash flow from royalty fees they would generate or be able to establish any market presence in those areas.

Changes in food supplies and other operating costs or supply chain and business disruptions could adversely affect our results of operations.

Changes in food and supply costs are a part of our business; any increase in the prices of our key ingredients could adversely affect our operating results.  We are susceptible to increases in costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls, labor disputes and government regulations.  In addition to food, we purchase electricity, oil and natural gas needed to operate our cafés and suppliers purchase gasoline needed to transport food and supplies to us.  Any significant increase in energy costs could adversely affect our business through higher rates and the imposition of fuel surcharges by our suppliers.  We may choose not to, or be unable to, pass along price increases to our customers.  Additionally, significant increases in gasoline prices could result in a decrease of customer traffic at our cafés.  We rely on third-party distribution companies to deliver food and supplies to our cafés.  Interruption of distribution services due to financial distress or other issues could impact our operations.

Our operating costs also include premiums that we pay for our insurance, such as workers’ compensation, general liability, property and health.  These premiums may increase significantly from time to time, thereby affecting our operating results.

The frozen yogurt business is subject to seasonal fluctuations.

The frozen dessert industry in general experiences decreased sales during the winter months and higher sales during the summer months.  Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to material money damages and other remedies.

We are susceptible to claims filed by customers alleging that we are responsible for an illness or injury they suffered at or after a visit to our cafés.  Should our efforts to franchise the U-Swirl concept be successful, we may also be subject to claims by dissatisfied franchisees.  Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance.  A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations.  Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

Employees may file claims or lawsuits against us based on discrimination or wrongful termination or based upon their rights created by applicable federal or state laws.  These claims or lawsuits could result in unfavorable publicity and could have a material adverse effect on our business.

Compliance with governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state and local regulations.  Our cafés are subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies.  Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental factors could delay or prevent development of new cafés in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas.  The expenses associated with any facilities modifications required by these laws could be material.  Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters.  The compliance costs associated with these laws and evolving regulations could be substantial.

The operation of the franchise system is also subject to franchise laws and regulations enacted by a number of provinces and states and rules promulgated by the U.S. Federal Trade Commission.  Any future legislation regulating our future franchise relationships may negatively affect our operations.  Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

The loss of our officers and directors or our failure to attract and retain additional key personnel could adversely affect our business.

Our success depends largely upon the efforts, abilities, and decision-making of our executive officers and directors.  Although we believe that we maintain a core group sufficient for us to effectively conduct our operations, the loss of any of our key personnel could have an adverse effect on our operations and business development.  At present, we do not have “key-man” life insurance on any of our executive officers.  There can be no assurance that the services of any member of our management will remain available to us for any period of time, or that we will be able to enter into employment contracts with any of our management, or that any of our plans to reduce dependency upon key personnel will be successfully implemented.

There is no guarantee that we will be able to retain our current officers and directors, or be able to hire suitable replacements in the event that some or all of our current management leaves our company.  If we lose key members of our staff, or if we are unable to find suitable replacements, we may not be able to maintain our business and might have to cease operations, in which case you might lose all of your investment.

Actions of joint venture partners could negatively impact our performance.

We may enter into joint venture arrangements with third parties in the future whereby the third party will fund the opening of a café to be operated by us.  Such arrangements may involve risks not otherwise present with a café funded and operated by us or by a franchisee, including, for example:  the possibility that our venture partner might become bankrupt; that the venture partner may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals; that such venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; the possibility that we may incur liabilities as a result of an action taken by such venture partner; or that disputes between us and a venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business.

As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies.  The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us.  We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.

The Sarbanes-Oxley Act of 2002 may make it difficult for us to retain or attract qualified officers and directors.

The Sarbanes-Oxley Act of 2002 and new rules and regulations issued thereunder by the Securities and Exchange Commission may deter qualified individuals from accepting positions as directors or officers.

Risks Related to Investment in Our Securities

While warrants are outstanding, it may be more difficult to raise additional equity capital.

During the term that the Class C warrants and our other warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock.  We may find it more difficult to raise additional equity capital while these warrants are outstanding.  At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.

Our Board of Directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders.  Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights.  Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock other than the Series A Convertible Preferred Stock in connection with the loan from RMCF, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class C and other warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class C warrants.

For you to be able to exercise the Class C warrants, the shares of our common stock to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live.  We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class C warrants.  If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable.  If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.  In summary, the company and you may encounter circumstances in which you will be unable to exercise the Class C warrants.  In those circumstances, we may, but are not required to, redeem the warrants by payment in cash.  Consequently, there is a possibility that you will never be able to exercise the Class C warrants, and that you will never receive shares or payment of cash in settlement of the warrants.  This potential inability to exercise the Class C warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

There is, at present, only a limited market for our common stock and the Class C warrants, and there is no assurance that an active trading market for any of these securities will continue.

Although our securities are quoted on the OTC Link from time to time, the market for our securities is extremely limited.  In addition, although there have been market makers in our securities on the OTC Link, we cannot assure that these market makers will continue to make a market in our securities or that other factors outside of our control will not cause them to stop market making in our securities.  Making a market in securities involves maintaining bid and ask quotations and being able to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements.  Furthermore, the development and maintenance of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. Market makers are not required to maintain a continuous two-sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as our past losses from operations and the small size of our company mean that there can be no assurance of an active and liquid market for our securities developing in the foreseeable future. Even if a market develops, we cannot assure that a market will continue, or that investors will be able to resell their securities at any price. You should carefully consider the limited liquidity of your investment in our securities.

The application of the “penny stock” rules to transactions in our securities could limit the trading and liquidity of our securities, adversely affect the market price of our securities and impose additional costs on transactions involving our securities.

Trades of our securities are subject to Rule 15g-9 promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), which imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The Securities and Exchange Commission also has other rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on a national securities exchange, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the penny stock rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements have the effect of reducing the level of trading activity for our securities. As a result of the foregoing, investors may find it difficult to sell their securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives.  In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words.  These statements are only predictions.  You should not place undue reliance on these forward-looking statements.  The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, and involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us.  These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors,” not all of which are known to us.  We will update this prospectus only to the extent required under applicable securities laws.  If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.  Since our common stock is considered a “penny stock”, we are ineligible to rely on the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.

USE OF PROCEEDS

If all of the outstanding underwriter’s warrants and Class C warrants (including those underlying the outstanding underwriter’s warrants) are exercised, we will receive gross proceeds of up to $1,197,000 before deducting expenses estimated at $27,000 and payment of warrant solicitation fees of up to $56,250.  We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, financing of capital expenditures and additional operating facilities, general and administrative expenses, and sales and marketing.

PLAN OF DISTRIBUTION

The shares of common stock issuable upon the exercise of the Class C warrants will be offered solely by us, and no underwriters are participating in this offering.  For the holders of the Class C warrants to exercise the warrants, there must be a current registration statement covering the common stock underlying the Class C warrants on file with the Securities and Exchange Commission (“SEC”).  The issuance of the common stock must also be registered with various state securities commissions or exempt from registration under the securities laws of the states where the public warrant holders reside.

We intend to maintain a current registration statement while the Class C warrants and underwriter’s warrants are exercisable. The public warrants expire on October 13, 2015.

We have retained Garden State Securities, Inc. (“Garden State”), an SEC-registered and member broker-dealer of the Financial Industry Regulatory Authority (“FINRA”), to act as a solicitation agent with respect to the warrant solicitation.  Garden State is not being retained on an exclusive basis.  In connection with its retention, Garden State is receiving a warrant solicitation fee of five percent (5%) of the exercise price of the 1,725,000 redeemable Class C publicly-held warrants.  Garden State is not receiving any fees or any other compensation with respect to the 150,000 underwriter warrants or underlying Class C warrants which may be outstanding and which were originally issued to the underwriters in connection with the Company’s initial offering completed on October 13, 2010.  Other than the 5% warrant solicitation fee, Garden State is not receiving any other form of remuneration or type of compensation for its services.

To the extent not inconsistent with the guidelines of FINRA and the rules and regulations of the SEC, we have agreed to pay Garden State for bona fide services rendered a commission equal to 5% of the exercise price for each warrant exercised if the exercise was solicited by Garden State. No compensation will be paid to Garden State upon the exercise of the warrants if:

•	the market price of the underlying shares of common stock is lower than the exercise price;

•	the holder of the warrants has not confirmed in writing that one of the Agents solicited his, her or its exercise;

•	the warrants are held in a discretionary account, unless prior specific written approval for the exercise;

•	the warrants are exercised in an unsolicited transaction; or

•	the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.

We may enter into agreements on substantially the same terms with other broker-dealers.

The outstanding underwriter’s warrants entitle the holders to purchase up to 150,000 units, each unit consisting of one share of common stock and one redeemable Class C warrant.  Because the common stock and redeemable warrants underlying the units have separated, upon exercise of the underwriter’s warrants, the holders will receive one share of common stock and one redeemable warrant.  We have agreed to keep a registration statement covering the issuance and resale of the securities underlying the underwriter’s warrants effective until October 13, 2015.  Under the terms of the underwriter’s warrants, we have also agreed to indemnify the holders of the underwriter’s warrants in connection with the sale of securities underlying the underwriter’s warrants against certain liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are quoted on the OTC Markets - OTCQB under the symbol “SWRL.”

The following table sets forth the range of high and low bid quotations for our common stock for each fiscal quarter for the fiscal years ended December 31, 2011 and 2012, the two-month period ended February 28, 2013, and the quarters ended May 31, August 31, and November 30, 2013.  These quotations reflect inter-dealer prices quoted on the OTCQB without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

	Bid Prices ($)
	High	Low
2011 Fiscal Year:
March 31, 2011	$0.42	$0.30
June 30, 2011	$0.40	$0.28
September 30, 2011	$0.40	$0.25
December 31, 2011	$0.35	$0.22

2012 Fiscal Year:
March 31, 2012	$0.25	$0.10
June 30, 2012	$0.35	$0.15
September 30, 2012	$0.37	$0.17
December 31, 2012	$0.28	$0.18

2013 Fiscal Year:
February 28, 2013	$0.42	$0.20

2014 Fiscal Year:
May 31, 2013	$0.42	$0.30
August 31, 2013	$0.93	$0.33
November 30, 2013	$1.38	$0.60

On February 25, 2014, the closing price for the common stock on the OTCQB was $0.85 per share.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock.  We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business.  Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.

CAPITALIZATION

The following table is derived from our financial statements as of November 30, 2013, which are set forth elsewhere in this prospectus, and sets forth our capitalization as of November 30, 2013:

November 30, 2013

Notes payable, related party	$541,743

Stockholders’ Equity
Preferred stock, $0.001 par value; 25,000,000 shares authorized; no shares issued or outstanding	$-
Common stock, $0.001 par value; 100,000,000 shares authorized; 15,189,588 shares issued and outstanding	15,190
Common stock payable	106
Prepaid equity-based compensation	(79,864)
Additional paid-in capital	9,144,424
Accumulated deficit	(7,139,570)
Total Stockholders’ Equity	$1,940,286

This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the related notes included in this annual report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors,”  “Business” and elsewhere in this prospectus.

History and Overview

We were incorporated under the laws of the state of Nevada on November 14, 2005 to own and operate EVOS fast food franchises as “Healthy Fast Food.”  We opened two EVOS locations, using the proceeds from private placements and from our initial public offering that was completed in March 2008.

After experiencing continued operating losses with our EVOS restaurants, we decided to diversify into another healthy fast food concept and acquired the worldwide rights to U-Swirl Frozen Yogurt (“U-Swirl”) on September 30, 2008.  We opened our first company-owned U-Swirl café in the Las Vegas MSA in March 2009, and we have since developed five more company-owned cafés in the Las Vegas MSA.

We began marketing franchises in November 2008.  As of December 31, 2012, we had 24 franchised cafés and six company-owned cafés in operation in 10 different states.

Beginning in 2011, we recognized that (1) the frozen yogurt retail market was experiencing an influx of small chains; (2) if we could grow by acquisition, we could achieve profitability by attaining an economy of scale with respect to our operations; and (3) we could use our common stock, rather than cash, to make these acquisitions.  We entered into acquisition discussions with several frozen yogurt retail operators and our discussions culminated with the closing of the RMCF transaction in January 2013 in which we acquired six Aspen Leaf cafés and the franchise rights to Aspen Leaf Yogurt (“ALY”) and Yogurtini self-serve frozen yogurt chains from RMCF in exchange for a 60% controlling ownership interest in our company, promissory notes in the aggregate amount of $900,000, and a warrant that allows RMCF to maintain its pro rata ownership interest if any of our existing stock options and/or warrants are exercised (the “Rocky Mountain Transaction”).

In October 2013, we acquired the franchise rights to nine self-serve frozen yogurt cafés, and license agreements to two self-serve frozen yogurt cafés from Josie’s Frozen Yogurt, LLC (“Josie’s”).

In January 2014, we acquired the assets of the CherryBerry and Yogli Mogli frozen yogurt systems, thereby tripling the size of our self-serve frozen yogurt café network.  We also acquired the business assets of Fuzzy Peach frozen yogurt system in February 2014.

As of the date of this prospectus, we had 13 company-owned cafés and 273 franchised cafés in 38 different states and four foreign countries.  Management is focusing its efforts on nurturing its relationship with the ALY, Yogurtini, Josie’s, CherryBerry, Yogli Mogli and Fuzzy Peach franchisees, studying each franchise system in order to identify the best practices from each, and integrating these best practices into a single system which will be implemented in the future.

Management is also continuing its efforts to expand product offerings, including co-branding arrangements.  Some of the cafés will have co-branded RMCF products, while others may have co-branding arrangements with different entities.

In addition, we have recently launched the offering of U-Swirl-n-Go Store franchises, which are limited-product stores within non-traditional locations, such as convenience stores, airports, hotels and other mass gathering areas.  The initial investment for these franchises is substantially less and more flexible royalty fees, instead of fees based on a percentage of revenues, are offered.  We currently anticipate that the first U-Swirl-n-Go location will be opened in mid-2014.

Since we are now a subsidiary of RMCF, we changed our fiscal year-end to that of RMCF, which is the last day of February.  We filed a transition report for the two months ended February 28, 2013.

Results of Operations

Year Ended December 31, 2012.  For the year ended December 31, 2012, our U-Swirl cafés generated $2,280,323 in sales, net of discounts, as compared to sales of $2,342,027 for the prior fiscal year, a decrease of 3%.  The decrease in sales was attributable to increased competition in the Las Vegas area and the continuing high rate of unemployment in the area.

Our 2012 café operating costs were $1,751,642 or 77% of net sales revenues, resulting in café operating profit of $528,681.  For 2011, our café operating costs were $1,809,582, or 77% of net sales revenues, resulting in café operating profit of $532,445.

For fiscal 2012, we generated franchise fee income of $135,000, royalty income of $266,532, and rebate income of $122,366 as compared to franchise fee income of $182,500 and royalty income of $112,600 in fiscal 2011.  During 2012, we opened 7 franchised cafés and had 24 franchised cafés in operation for all or part of that year.  In comparison, we opened 13 franchised cafés during 2011 and had 17 franchised cafés for all or part of that year.

Marketing and advertising expenses were $75,291 for the 2012 period as compared to $95,542 for the 2011 period.  This decrease is a result of the reduced volume of print ads, radio advertising and store promotions offered during 2012.

For the year ended December 31, 2012, general and administrative expense increased by $111,376 (19%) due to the recognition of a note receivable as uncollectible and also due to franchise consulting, training and development.  We recorded an allowance for the full note receivable balance due to a franchisee’s default on the note in January 2013.  During the fourth quarter of 2011, we engaged a national operations consultant to assist us with providing support to our franchisees, developing new product offerings, and increasing efficiencies of franchised operations through logistics, purchasing power, and operational improvements.  The largest components of general and administrative expenses for the 2012 fiscal year were legal fees ($79,314), bad debt expense ($56,264), insurance ($51,876), accounting fees ($50,950), credit card fees ($47,051), repairs and maintenance ($33,379), cleaning supplies ($31,279), travel ($20,511), and office and postage expense ($19,459).  In comparison, the largest components of general and administrative expenses for the 2011 fiscal year were legal fees ($110,251), accounting fees ($47,370), repairs and maintenance ($44,481), credit card fees ($43,921), insurance ($37,432), office and postage expense ($27,261), cleaning supplies ($25,319), and travel ($25,889).

Officer compensation for the 2012 fiscal year decreased by $24,822 (5%), as the value of stock issued for compensation was less in 2012 than in 2011.  This expense included $88,930 and $90,440 of stock issued to our officers in 2012 and 2011, respectively.

Depreciation and amortization expense increased slightly (by $1,400), due to the inclusion of vehicles leased in 2012.

As a result of the increased revenues and decreases in operating expenses, our net loss decreased by $158,969 (24%) and our net loss for the year ended December 31, 2012 was $514,425, as compared to a loss of $673,394 for the comparable 2011 period.

Two Months Ended February 28, 2013.  For the two months ended February 28, 2013, company-owned U-Swirl cafés generated $433,084 in sales, net of discounts, as compared to sales of $307,568 for the comparable period in 2012, an increase of 41%.  The increase is due primarily to an increase in the number of company-owned locations - 12 for the 2013 period, as compared to 6 for the 2012 period.

Our 2013 café operating costs were $414,587 or 96% of net sales revenues, resulting in café operating profit of $18,497.  For 2012, our café operating costs were $264,045, or 86% of net sales revenues, resulting in café operating profit of $43,523.

For 2013, we generated franchise fee income of $0, royalty income of $69,636, rebate income of $45,485 and marketing fees of $15,175 as compared to franchise fee income of $40,000, royalty income of $29,626, rebate income of $12,154 and marketing fees of $0 in 2012.  During the two months ended February 28, 2013, we had 58 franchised cafés in operation for all or part of that period, as compared to 18 during 2012.

Marketing and advertising expenses were $9,399 for the 2013 period as compared to $11,778 for the 2012 period.  This decrease is a result of the reduced volume of print ads, radio advertising and store promotions offered during 2013.

For the two months ended February 28, 2013, general and administrative expense increased by $274,490 (322%) due to the issuance of shares to our non-employee directors valued at $95,625, legal fees in connection with the acquisition of the Yogurtini and Aspen Leaf franchise systems of $58,706, and consulting fees to facilitate the transition of our newly acquired franchisees of $32,786.

Officer compensation for the 2013 period increased by $5,354 (7%), due to the execution of employment agreements in January 2013 with our Chief Executive Officer, Chief Operating Officer and Chief Marketing Officer which provided increases in the cash and stock components of officer compensation.

Depreciation and amortization expense increased by $18,898, due to the inclusion of additional fixed assets purchased in connection with the acquisition of six additional company owned cafés in January 2013.

As a result of the increased operating expenses, our net loss was $377,584, an increase of $279,244 (284%) over the 2012 net loss of $98,340.

Nine Months Ended November 30, 2013. For the nine months ended November 30, 2013, company-owned U-Swirl cafés generated $3,374,099 in sales, net of discounts, as compared to sales of $1,877,288 for the comparable period in 2012, an increase of 80%.  The increase is due primarily to an increase in the number of company-owned locations - ranging from 8 to 14 for the 2013 period, as compared to 6 for the 2012 period.

Our 2013 café operating costs were $2,665,054 or 79% of net sales revenues, resulting in café operating profit of $709,045.  For 2012, our café operating costs were $1,378,552, or 73% of net sales revenues, resulting in café operating profit of $498,736.  During this period, several company-owned cafés experienced lower than expected sales while still incurring indirect labor, occupancy and related expenses.  As a result, in November 2013, we closed four under-performing Aspen Leaf Yogurt cafés.

For 2013, we generated franchise fee income of $53,111, royalty income of $603,167, rebate income of $317,610 and marketing fees of $101,377 (a total of $1,075,265) as compared to franchise fee income of $95,000, royalty income of $222,297, rebate income of $102,520 and marketing fees of $0 (a total of $419,817) in 2012.  During the nine months ended November 30, 2013, we had 77 franchised cafés in operation for all or part of that period, as compared to 24 during 2012.

Marketing and advertising expenses were $162,265 for the 2013 period as compared to $57,249 for the 2012 period.  This increase is a result of an increased volume of print ads, radio advertising and store promotions offered during 2013 as well as the hiring of a full-time Marketing Consultant and a full-time Marketing Coordinator.

For the nine months ended November 30, 2013, general and administrative expense increased by $341,960 (40%) due to hiring two additional full time Franchise support personnel, as well as one-time costs associated with integration of Yogurtini, Aspen Leaf, and the purchase and integration of Josie’s franchise systems.

Depreciation and amortization expense increased by $41,152 (18%), due to the inclusion of additional fixed assets purchased in connection with the acquisition of additional company owned cafés in January 2013 in the transaction with RMCF, offset by the reduction in fixed assets associated with the closure of four under-performing Aspen Leaf Yogurt cafés in November 2013.

Primarily as a result of the increased revenues, we generated income from operations of $150,909 in 2013, as compared to a loss of $226,720 in 2012.

Interest expense increased by $19,928 for the 2013 period due to the $900,000 in promissory notes delivered to ALY in January 2013 as part of the consideration for the ALY frozen yogurt chain.  While $400,000 of these notes were written off, together with accrued interest of $20,991 in November 2013, interest accrued on those notes at the rate of 6% per annum, compounded annually, for most of the period.

As a result of the factors described above, we generated net income of $130,255 for the 2013 period, as compared to a net loss of $226,672 for the comparable 2012 period.

Liquidity and Financial Condition

As of December 31, 2012.  At December 31, 2012, we had working capital of $48,909 and cash of $187,298.  At December 31, 2011, we had working capital of $316,215 and cash of $300,637.

During fiscal 2012, we had a net loss of $514,425, and operating activities used cash of $108,111.  The principal adjustments to reconcile the net loss to net cash used by operating activities were depreciation and amortization of $308,361, issuance of common stock for services of $29,260 and stock-based compensation expense of $116,745.  During fiscal 2011, we had a net loss of $673,394, and operating activities used cash of $165,096.  The principal adjustments to reconcile the net loss to net cash used by operating activities were depreciation and amortization of $306,961, issuance of common stock for services of $43,890, and stock-based compensation of $53,698.

During 2012, investing activities used cash of $587, primarily due to $6,405 used to purchase fixed assets, as compared to $6,499 used in 2011, primarily due to $9,475 used to purchase fixed assets.

Accounts receivable decreased from $117,526 at December 31, 2011 to $73,205 at December 31, 2012, as a few of our franchisees owed royalties and payments for paper products at year-end.  We attribute the decrease to arrangements made in 2012 to have our franchisees purchase their paper products directly from the distributor rather than have us purchase the products in bulk and to collect our royalty payments from franchisees via regularly scheduled automatic electronic transfers.

At December 31, 2011, we recorded $320,000 of deferred revenue in connection with the development fees from area development agreement signed prior to that date, as compared to $435,000 at December 31, 2011.  Pursuant to the terms of the agreements, we will recognize franchise fee revenue upon the opening of each café within the respective territories.

As of February 28, 2013.  At February 28, 2013, we had a working capital deficit of $61,045 and cash of $358,527.  At December 31, 2012, we had working capital of $48,909 and cash of $187,298.

For the two months ended February 28, 2013, we had a net loss of $377,584.  Operating activities provided cash of $94,164, with the principal adjustments to reconcile the net loss to net cash used by operating activities being issuance of common stock for non-employee services of $95,625 and depreciation and amortization of $70,146.  During the comparable 2012 period, we had a net loss of $98,340, and operating activities used cash of $88,612.  The principal adjustment to reconcile the net loss to net cash used by operating activities was depreciation and amortization of $51,248.

During 2013, investing activities used cash of $2,719, primarily due to $2,187 used to purchase fixed assets.  In comparison, investing activities provided cash of $4,102 during the 2012 period due the repayment of amounts due from U Create Enterprises, a related party, for supplies it had purchased from us.

Financing activities provided cash of $79,784 for the two months ended February 28, 2013, which consisted of the working capital received at the closing of the RMCF transaction.  In comparison, we used $991 for payment on a capital lease obligation in 2012.

Accounts receivable increased from $73,205 at December 31, 2012 to $113,681 at February 28, 2013, due to the increased number of franchisees from 24 at December 31, 2012 to 58 at February 28, 2013.

At February 28, 2013, we recorded $326,500 of deferred revenue in connection with the development fees from area development agreements signed prior to that date, as compared to $320,000 at December 31, 2012.  Pursuant to the terms of the agreements, we will recognize franchise fee revenue upon the opening of each café within the respective territories.

As of November 30, 2013.  At November 30, 2013, we had working capital of $99,044 and cash of $556,053.  At February 28, 2013, we had a working capital deficit of $61,045 and cash of $358,527.

For the nine months ended November 30, 2013, we had net income of $130,255.  Operating activities provided cash of $347,690, with the principal adjustment to reconcile the net income to net cash provided by operating activities being depreciation and amortization of $272,266.  During the comparable 2012 period, we had a net loss of $226,672, and operating activities used cash of $15,835.  The principal adjustment to reconcile the net loss to net cash used by operating activities was depreciation and amortization of $231,114.

During 2013, investing activities used cash of $335,322, primarily due to purchases of equipment totaling $337,867.  This includes the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  These co-branded cafés opened in October 2013.  In November 2013, we also entered into an agreement with RMCF to purchase certain assets salvaged from the closed company-owned ALY cafés.  In comparison, investing activities used cash of $4,141 during the 2012 period primarily due to the purchase of a company vehicle in October 2012.

Financing activities provided cash of $185,158 in 2013, with $126,170 being proceeds of a construction loan from RMCF for the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on those notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  We also received $63,480 from the exercise of stock options and warrants.  During the comparable 2012 period, we used $3,650 for payments on a capital lease obligation.

Accounts receivable increased from $113,681 at February 28, 2013 to $182,758 at November 30, 2013, as a direct result of the increase in rebate and royalty revenues.  We increased our allowance for doubtful accounts from $40,000 at February 28, 2013 to $70,000 at November 30, 2013 to reflect the increase in the exposure to losses based on the increase in our franchise base and related receivables.

 The increase in prepaid expenses to $131,383 at November 30, 2013 from $24,592 at February 28, 2013 reflects the timing of payment of prepaid rents, insurance premiums and professional fees.

Accounts payable, related party, increased from $11,792 at February 28, 2013 to $145,325 at November 30, 2013 due to an agreement with RMCF to purchase certain assets salvaged from the four under-performing Aspen Leaf Yogurt cafés that we closed in November 2013.

At November 30, 2013 and February 28, 2013, we recorded a total of $316,389 and $326,500 of deferred revenue, respectively, in connection with the development fees from area development agreements signed prior to those respective dates.  Of the total amount deferred, and as reflected on the balance sheets, an allocation has been made to a related party classification.  Pursuant to the terms of the agreements, we will recognize franchise fee revenue upon the opening of each café within the respective territories and other criteria listed in Note 2 in the financial statements.

Contractual Obligations

In January 2013, in connection with the Rocky Mountain Transaction, the Company purchased leasehold improvements, property and equipment for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable.  Interest accrues on the unpaid principal balances of the notes at the rate of 6% per annum, compounded annually, and the notes require monthly payments of principal and interest over a five-year period beginning January 2014 in the case of the recourse notes and January 2015 in the case of the non-recourse notes.  Payment of the notes is secured by a security interest in the six Aspen Leaf Yogurt cafés acquired.

In November 2013, we closed four of our company-owned Aspen Leaf cafés and wrote off $400,000 in non-recourse notes payable together with accrued interest of $20,991.  These four cafés were under-performing at the time of their purchase in the Rocky Mountain Transaction and thus were purchased with non-recourse notes.  We entered into an agreement to purchase certain assets salvaged from these closed locations for $177,500 from RMCF, with the goal of deploying these assets in locations which will be profitable.

In July 2013, we executed promissory notes with RMCF for the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on the notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  The notes require monthly payments of principal and interest over a five-year period beginning in October 2013.  Payment of the notes is secured by a security interest in all of the equipment purchased with the proceeds of the notes.

The following table summarizes our obligations and commitments to make future payments for the periods specified as of November 30, 2013:

For the Fiscal Year Ended February 28 or 29:	Operating Leases	Notes Payable	Total

2014	$99,675	$19,829	$119,504
2015	205,413	117,315	322,728
2016	55,329	124,392	179,721
2017	44,961	131,897	176,858
2018	45,894	139,854	185,748
Thereafter	35,506	115,624	151,130
Total minimum payments	486,778	648,911	1,135,689
Less: current maturities	(277,300)	(107,168)	(384,468)

Long-term obligations	$209,478	$541,743	$751,221

Plan of Operations

The amounts set forth in the Contractual Obligations table, together with approximately $135,000 per month to cover our fixed overhead expenses, are what we require to maintain our existing operations, which now include the ALY, Yogurtini, and Josie’s Frozen Yogurt chains.  Although we have historically experienced losses from operations, including recently, based on our current projections which assume a continued increase in revenues, we believe that the operation of our 12 company-owned cafés and revenues from franchise royalties and fees will provide sufficient cash to maintain our existing operations indefinitely.

For the current fiscal year ending February 2014, we anticipate significantly increased revenues from franchise royalties and fees with the inclusion of the ALY, Yogurtini and Josie’s chains.  We expect that our non-café operating expenses will increase over 2012 levels, as we do not anticipate achieving expected economy of scale savings until fiscal 2015 at the earliest.  RMCF has agreed to loan us up to $250,000 during each fiscal year to support our working capital needs.  Interest would accrue on this loan at the rate of 6% per annum and would be repaid no earlier than March 1, 2014 on terms to be negotiated with RMCF.

In January 2014, we acquired the business assets of two operators and franchisors of self-serve frozen yogurt cafés, CherryBerry Enterprises, LLC (“CherryBerry”) and Yogli Mogli, LLC (“Yogli Mogli”), thereby adding 182 cafés.  CherryBerry and certain affiliates were acquired for approximately $4.25 million in cash and 4,000,000 shares of our common stock.  Yogli Mogli was acquired for $2.15 million in cash and 277,778 shares of our common stock.  We also acquired the business assets of another operator and franchisor of self-serve frozen yogurt cafés, Fuzzy Peach Franchising, LLC, in February 2014, thereby adding 17 cafés.  We paid $481,000 at closing, plus an earnout, based upon royalty income generated by Fuzzy Peach cafés over the next twelve months, that could increase the purchase price by up to another $349,000.  RMCF provided the funding for these acquisitions through a convertible note, which is secured by all of our assets.

We will continue to look for expansion opportunities through acquisitions, as we believe that the self-serve frozen yogurt industry is fragmented with many small, undercapitalized chains whose owners lack the ability to expand or a viable exit strategy.  Such acquisitions may be completed using cash, shares of our stock, or a combination of both for the purchase consideration.  In those cases, it is possible that our shares may be valued at less than the then current trading price for the stock.

While we have experienced profitable quarters for the six months ended August 31, 2013, we note that we are subject to seasonal fluctuations in sales, which cause fluctuations in quarterly results of operations.  Historically, the strongest sales of frozen yogurt have occurred in spring and summer months and our weakest sales have occurred during the winter months.  Accordingly, we incurred a net loss of $197,616 for the quarter ended November 30, 2013 and we do not anticipate profitable operations for the quarter ending February 28, 2014.  Our new co-branded locations represent our efforts to address the seasonal fluctuations in sales, as demand for gourmet chocolate products is stronger during the fall, winter and spring seasons.

Summary of Significant Accounting Policies

Inventories.  Inventories consisting of food, beverages and supplies are stated at the lower of cost (FIFO) or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  We did not incur significant charges to cost of sales for spoilage during the periods ended November 30, 2013 and February 28, 2013.

Leasehold improvements, property and equipment.  Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 10 years.  Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected as a gain or loss from operations.

Deposits.  Deposits consist of security deposits for multiple locations and a sales tax deposit held with the state of Nevada.

Revenue recognition policy.  We recognize revenue once pervasive evidence that an agreement exists; the product or service has been rendered; the fee is fixed and determinable; and collection of the amount due is reasonably assured.

Revenue from company-owned café sales is recognized when food and beverage products are sold.  Café sales are reported net of sales discounts.

Revenue earned as a franchisor is derived from cafés in our worldwide territory and includes initial franchise fees and royalties.  Initial franchise fee revenue from the sale of a franchise is recognized when we have substantially performed or satisfied all of our material obligations relating to the sale up through the point at which the franchisee is able to open the franchised café, and we have no intention of refunding the entire initial franchise fee or forgiving an unpaid note for the entire initial franchise fee.  Substantial performance has occurred when we have (a) performed substantially all of the initial services required by the franchise agreement, such as providing to the franchisee (1) a copy of the Operations Manual; (2) assistance in site selection and selection of suppliers of equipment, furnishings, and food; (3) lease review and comments about the lease; and (4) the initial training course to one or two franchisee representatives; and (b) completed all of our other material pre-opening obligations.  We defer revenue from the initial franchise fee until (a) commencement of operations by the franchisee; or (b) if the franchisee does not open the franchised café, (1) the date on which all pre-opening services and our obligations are substantially complete, or (2) an earlier date on which the franchisee has abandoned its efforts to proceed with the franchise operations, and in either situation, the franchisee is not entitled to, and is not given, a refund of the initial franchise fee.  Royalties ranging from three to five percent of net café sales are recognized in the period in which they are earned.

Rebates received from purveyors that supply products to our franchisees are included in franchise royalties and fees.  Rebates related to company-owned cafés are offset against café operating costs.  Product rebates are recognized in the period in which they are earned.

We also recognize a marketing and promotion fee ranging from one to three percent of net Aspen Leaf Yogurt and Yogurtini café sales which are included in franchise royalties and fees.

Share-based Compensation.  We recognize all forms of share-based payments, including stock option grants, warrants, and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

Share-based payments are valued using a Black-Scholes option pricing model. Share-based payment awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

When computing fair value, we have considered the following variables:

•	The expected option term is computed using the "simplified" method.

•	The expected volatility is based on the historical volatility of our common stock based on the daily quoted closing trading prices.

•	The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

•	We have not paid any dividends on common stock since our inception and do not anticipate paying dividends on our common stock in the foreseeable future.

•	The forfeiture rate is based on the historical forfeiture rate for our unvested stock options.

Recently Issued Accounting Pronouncements

In January 2013, the Financial Accounting and Standards Board (FASB) issued Accounting Standards Update (“ASU”) ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities. The ASU clarifies disclosures required for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements, and securities borrowing and lending transactions that are either offset in accordance with Section 310-20-45 or Section 815-10-46 or subject to an enforceable master netting arrangement or similar agreement. The ASU is effective for annual and interim periods beginning after January 1, 2013.  We adopted this guidance in 2013 without material impact on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The ASU is effective for annual and interim periods beginning after January 1, 2013.  We adopted this guidance in 2013 without material impact on our financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 21, 2013, we dismissed L.L. Bradford & Company, LLC (“Bradford”) as our independent public accountants.  Bradford had audited our financial statements for the fiscal years ended December 31, 2011 and 2012, as well as the two-month transition period ended February 28, 2013.  Also on June 24, 2013, we engaged EKS&H, LLLP (“EKS&H”) to serve as our independent public accountants for the fiscal year ending February 28, 2014.  The audit committee of our board of directors approved both actions.  EKS&H has been serving as the independent public accountants of RMCF, our majority owner.

The reports of Bradford on our consolidated financial statements for the two most recent fiscal years ended December 31, 2011 and 2012 and for the two-month transition period ended February 28, 2013 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2011 and 2012, the two-month transition period ended February 28, 2013, and through the subsequent interim period ending June 21, 2013, there were no disagreements with Bradford on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bradford, would have caused Bradford to make reference thereto in its report on our financial statements for such years and transition period.  Further, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K occurring within our two most recent fiscal years, the transition period, and the subsequent interim period ending June 21, 2013.

We provided Bradford with a copy of our Form 8-K disclosing this change and requested Bradford to furnish us with a letter addressed to the Commission stating whether it agreed with the above statements.  The letter was filed as an exhibit to the Form 8-K.

During our fiscal years ended December 31, 2011 and 2012, the transition period ended February 28, 2013, and through June 24, 2013, the period prior to the engagement of EKS&H, neither we nor anyone on our behalf consulted EKS&H regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.  Further, EKS&H has not provided written or oral advice to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues.

We requested that EKS&H review our disclosures on Form 8-K and provided EKS&H with the opportunity to furnish a letter addressed to the SEC containing any new information, clarification of our reviews, or the respects in which it did not agree with the statements in that report.  EKS&H advised that it had reviewed the Form 8-K and had no need to submit a letter in accordance with Item 304 of Regulation S-K.

BUSINESS

Overview

We are in the business of offering consumers frozen desserts such as yogurt and sorbet.  We launched a national chain of self-serve frozen yogurt cafés called U-Swirl Frozen Yogurt and are franchising this concept.  We have built and operate cafés owned and operated by the Company (“company-owned”) and franchise to others the right to own and operate U-Swirl cafés.

U-Swirl allows guests a broad choice in frozen yogurt by providing up to 20 non-fat and low-fat flavors, including tart, traditional and no sugar-added options and up to 70 toppings, including seasonal fresh fruit, sauces, candy and granola.  Guests serve themselves and pay by the ounce instead of by the cup size.  Similar to a coffee shop hangout, locations are furnished with couches and tables and patio seating.

We acquired the U-Swirl Frozen Yogurt concept in September 2008 from U Create Enterprises (formerly U-Swirl Yogurt, Inc.), which is owned by the grandchildren and family of Henry E. Cartwright, our former President, in consideration for 100,000 restricted shares of our common stock.  U Create Enterprises continues to operate its frozen yogurt café in Henderson, Nevada, as our franchisee.  No franchise fees or royalties are charged with respect to this location, as U Create Enterprises permits us to use the location as a training facility.

We issued a Franchise Disclosure Document (the “FDD”) in November 2008 and filed it in certain states which require filing.  We opened our first company-owned U-Swirl location in Las Vegas, Nevada, in March 2009 and entered into our first franchise agreement in July 2009 and our first area development agreement for multiple locations in November 2009.

As of December 31, 2012, we owned and operated six U-Swirl Frozen Yogurt cafés in the Las Vegas metropolitan area, and had 24 franchised locations in operation across the country.

In January 2013, we entered into agreements to acquire Aspen Leaf Yogurt (“ALY”) café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés and the franchise rights to ALY and Yogurtini self-serve frozen yogurt chains from Rocky Mountain Chocolate Factory, Inc. (“RMCF”) in exchange for a 60% controlling ownership interest in our company, a warrant that allows RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised, and promissory notes in the aggregate amount of $900,000.

In March 2013 we opened two additional cafés in Reno, Nevada which were previously owned and operated by a U-Swirl franchisee.  In July 2013, we transferred the two company-owned Reno cafés to an existing franchisee from New Mexico and executed a new area development agreement covering all three cafés operated by this franchisee.

In October 2013, we acquired the assets of the Josie’s Self-Serve Frozen Yogurt system (“Josie’s”) from OnLincoln, LLC and Josie’s of Nevada, LLC.  There are currently eleven Josie’s cafés in operation.

In January 2014, we acquired the business assets of two operators and franchisors of self-serve frozen yogurt cafés, CherryBerry Enterprises, LLC (“CherryBerry”) and Yogli Mogli, LLC (“Yogli Mogli”), thereby adding 182 cafés.  CherryBerry and certain affiliates were acquired for approximately $4.25 million in cash and 4,000,000 shares of our common stock.  Yogli Mogli was acquired for $2.15 million in cash and 277,778 shares of our common stock.  We also acquired the business assets of another operator and franchisor of self-serve frozen yogurt cafés, Fuzzy Peach Franchising, LLC, in February 2014, thereby adding 17 cafés.  We paid $481,000 at closing, plus an earnout, based upon royalty income generated by Fuzzy Peach cafés over the next twelve months, that could increase the purchase price by up to another $349,000.  RMCF provided the funding for these acquisitions through a convertible note, which is secured by all of our assets.

The following table provides summary detail regarding our locations as of February 25, 2014, 13 of which were company-owned:

	Number of locations
State/Province/ Foreign Country	U-Swirl	Aspen Leaf	Yogurtini	Josie’s	CherryBerry	Yogli Mogli	Fuzzy Peach	Total
Arizona	5		5	2				12
Arkansas					3			3
California	1							1
Colorado		4	3		1			8
Connecticut					5			5
Florida			1		1			2
Georgia			1		2	21		24
Idaho	3	2						5
Illinois		1			8	2		11
Indiana				1	2			3
Iowa		1			11			12
Kansas			2		4			6
Kentucky					1	1		2
Michigan					1			1
Minnesota					34			34
Mississippi	2							2
Missouri		1	8		3			12
Montana	2				2			4
Nebraska			1		4			5
Nevada	9			2				11
New Jersey			1					1
New Mexico	3	1			1			5
New York			1					1
North Carolina					4		14	18
North Dakota					9			9
Nova Scotia					2			2
Ohio	1				1			2
Oklahoma					17			17
Pennsylvania	1					1		2
South Carolina			1	1			2	4
South Dakota					9			9
Tennessee	2					1		3
Texas	5	1		2	7		1	16
Utah	2				5			7
Virginia			2	1				3
Washington	1		1					2
Wisconsin					18			18
Wyoming					1			1
Pakistan					1			1
Turkey					1			1
United Arab Emirates					1			1
Total	37	11	27	9	159	26	17	286

We are currently maintaining all seven franchise systems and providing marketing and franchise support to all existing U-Swirl, ALY, Yogurtini, Josie’s, CherryBerry, Yogli Mogli and Fuzzy Peach franchisees.  We are in the process of nurturing our relationship with each of our franchisees, studying each franchise system in order to identify the best practices from each, and integrating these best practices into a single system which will be implemented in the future.

We have already been able to secure price reductions from various vendors as well as increase support for the franchisees that were under-performing.  Going forward we see value in one cohesive brand and will work to that end.  Currently we have decided to terminate the expansion of new locations under the Aspen Leaf and Josie’s brands. We expect to open cafés of acquired brands already under franchise agreement, but not yet opened under those acquired brands.

Pursuant to the terms of acquisition, the former owners of Yogurtini have the right to earn additional compensation based on a formula of total royalty income generated from Yogurtini locations open for more than a year that exceeds a specific threshold.  This provides the former Yogurtini owners with a financial incentive to sell and open additional Yogurtini locations.  While the number of Yogurtini branded locations may increase as result, we intend to incentivize all prospective franchisees from any brand to open as U-Swirl branded frozen yogurt café.

Our long-term strategy is to expand the U-Swirl brand.  The incentives we put in place are both economic incentives for franchisees as well as offering the opportunity to co-brand with Rocky Mountain Chocolate Factory.  This co-branding will be available only with U-Swirl branded cafés.

Industry Background

We believe that U-Swirl offers two distinct market opportunities.  The first opportunity lies with the increasing awareness among consumers of the connection between diet and good health, as evidenced by the current focus on childhood obesity by Michelle Obama and recent initiatives to improve school lunch programs.  We believe that as a result, demand for high-quality healthy foods, in particular healthy fast foods, is increasing and that our U-Swirl cafés will be able to take advantage of this growing demand for healthy food by focusing on foods with lower-fat, higher nutritional content and wholesome, natural food ingredients.  The second opportunity lies with the demographic more interested in an indulgent experience, which may be provided by U-Swirl and/or all their brands through co-branding with RMCF.

According to Ice Cream and Frozen Desserts in the U.S.: Markets and Opportunities in Retail and Foodservice, 6th Edition, published in January 2010 by Packaged Facts (the “Packaged Facts Report”), the frozen dessert industry is a large and growing industry. In 2009, the U.S. market for ice cream and related frozen desserts, including frozen yogurt and frozen novelties, grew two percent to $25 billion.  The Packaged Facts Report also mentioned that consumers are in search of value products and products that can benefit their health, such as those that include ingredients such as probiotics.  We believe that our self-serve cafés, which offer frozen yogurt carrying the National Yogurt Association’s Live and Active Cultures seal, address this demand.  The Packaged Facts Report forecasts that the inclusion of probiotics in frozen yogurt will cause that segment’s sales growth to surpass other frozen dessert categories through 2014.

We believe that women and children/young adults comprise our targeted market based upon the observations of the staff in our U-Swirl cafés.

Competition

We believe that each of the following self-serve frozen yogurt chains provides direct competition to U-Swirl:
•	TCBY – approximately 470 locations in the United States, now offering self-serve franchises

•
Menchie’s – approximately 230 locations in the United States, Canada, Puerto Rico, Trinidad & Tobago, England, France, South Africa, Jordan, Kuwait, Bahrain, United Arab Emirates, Qatar, India, China, Japan and Australia

•	Orange Leaf Frozen Yogurt – approximately 230 locations in the United States and Australia

•	Yogurtland – over 200 locations in the United States, Guam, Mexico, Venezuela and Australia

•	Sweet Frog – over 300 locations in the United States and abroad.

Several of these competitors have significant competitive advantages over the Company in terms of operating histories, number of locations in operation, number of franchisees and area developers, capital and human and other resources.  There are also numerous retail outlets offering self-serve frozen yogurt that are independently owned and operated.  We compete not only for customers, but also for management and hourly personnel, suitable real estate sites, investment capital and qualified franchisees.  We also compete against frozen yogurt retailers that are not self-serve models.

Further, the food service/restaurant industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power.  Accordingly, there can be no assurances that the Company can successfully compete at a level to achieve our goals.

We have designed U-Swirl cafés to be distinguishable from other frozen yogurt retail outlets and attractive to customers by offering the following:

•	inside café-style seating for 50 people and outside patio seating, where feasible and appropriate;

•	spacious surroundings of 1,800 to 3,000 square feet;

•	16 to 20 flavors of frozen yogurt;

•	up to 70 toppings;

•	self-serve format allowing guests to create their own favorite snack; and

•	co-branding opportunities with RMCF.

Management believes that these characteristics may provide us with the ability to compete successfully in this industry.  While we continue to pursue locations described above we recognize that our acquisition strategy may lead us to purchase competitors with diverse layouts.

The trade dress of the Aspen Leaf, Yogurtini, Josie’s, CherryBerry, Yogli Mogli and Fuzzy Peach locations are similar to that of U-Swirl, although their locations use different color schemes and are typically smaller than the U-Swirl cafés.

Growth Strategy / Acquisition Strategy

Our growth strategy is to maximize our market share and market penetration through the acquisition of additional self-serve yogurt systems, as well as the acquisition of complementary businesses which may provide economies of scale and vertical integration. Although we believe there are still many geographic opportunities for growth, we feel the self-serve frozen yogurt market has reached a saturation point.  In many parts of the country the consolidation of the industry has begun.  We believe this consolidation can prove beneficial to us in a number of ways, and we will concentrate a significant amount of our efforts towards the acquisition of additional franchisors of self-serve frozen yogurt.  In addition to the acquisition of self-serve frozen yogurt franchisors we see benefits in complementary businesses which provide us with the opportunity for vertical integration.  Those opportunities lie in owning specific products which may be sold in our cafés, as well as securing proprietary technology for use by franchisees.  We see this as a possibility of adding new revenue streams while expanding into other markets in an efficient and lower risk model.

We intend to grow organically by expanding the number of locations under construction through continued development of the growing franchise base.  We intend to incentivize through co-branding with proprietary concepts, and capitalize on synergistic opportunities for joint-venture cafés.  We intend to leverage the RMCF relationship, utilizing its experience in logistics, franchising, and international markets to expand market share.   Based on an analysis of population statistics, we believe that an estimated 3,000 U-Swirl franchised cafés could be operated in the United States and abroad.  These estimates are based on a variety of factors including total population, population density, drive-time and other factors related to consumer convenience, consumer demand, local market competition and other relevant factors.  In addition, we believe that foreign markets represent expansion opportunities as well.

There can be no assurances that we can or will be able to successfully develop and operate the estimated 3,000 potential cafés in the United States.  Similarly, other risk factors identified herein could adversely impact our ability to fully develop the forecasted market opportunity.

Franchise Marketing

Initially, our marketing strategy for establishing multi-unit franchises was to contact individuals or entities that had previously developed franchises with our management team in other concepts.  We believed it was prudent to leverage established relationships and to create new relationships with management teams with the proper knowledge, experience, and access to financial resources necessary to successfully develop and operate a U-Swirl franchise in a timely fashion.  Specifically, Henry Cartwright, our Chief Marketing Officer, has had significant experience in developing franchise concepts and has maintained current contact with former franchisees.  We believe that these contacts were useful in identifying qualified candidates to operate multi-unit franchises.

With 13 company-owned cafés and 273 franchised cafés in operation, we now identify qualified candidates through referrals from other franchisees, inquiries on our web site and customers of U-Swirl, Aspen Leaf, Yogurtini, Josie’s, CherryBerry and Yogli Mogli cafés.

We are seeking individuals or groups with the skills and financial strength to operate multi-unit franchise organizations within specific geographic territories.  We anticipate a franchise territory will consist of areas that are either cities or counties depending on population.

We will consider the skills and investment capital that each potential multiple franchise owner presents to determine the size and nature of the territory and the minimum number of U-Swirl locations that the franchise owner will be required to maintain in the territory in order keep the exclusive rights to that territory.  We consider the appropriate number of locations in an area to be one café per 100,000 people and then set the minimum number of locations at half the amount.  For example, a negotiated territory with a population of 2,000,000 should support 20 U-Swirl cafés and a franchisee of that territory would be required to open a minimum of 10 cafés over 5 years to maintain exclusivity.  Franchisees will not be restricted from opening additional cafés beyond the minimum for their territory.

After April 30, 2013, Yogurtini discontinued offering area developments and only offers single franchise units.

Area Development Agreements

We have elected to pursue a development strategy focused, where appropriate, on the execution of area development agreements (“ADAs”) with qualified area developers that possess, or have the ability to secure in a timely manner, the experience, knowledge and abilities, established market knowledge and relationships, capital resources, and the skills necessary to develop multiple locations in a market.  Prior to the execution of an ADA, we determine the minimum number of cafés that must be developed within a territory.  A territory will consist of one or more metropolitan or micropolitan1 statistical areas.  A standard form ADA generally provides for the following:

___________________

1 As defined by the United States Census Bureau, a micropolitan area is the area (usually a county or grouping of counties) surrounding and including a core city with population between 10,000 and 49,999 (inclusive). Suburbs of metropolitan areas are

•	Term: Until the end of the development schedule, generally 15 years;

•	Development Exclusivity: The ADA provides for limited and conditional development exclusivity for the area covered by the ADA. The exclusivity does not apply to:
•	Non-traditional café types (such as shopping mall food court or airport locations), or
•	Cafés acquired by the Company pursuant to a merger or acquisition;

•
Minimum Development Required:  A standard form ADA requires the area developer to develop a pre-determined number of locations within the territory on an annual basis for each year during the term of the ADA; and

•	Rights of Renewal: The ADA may be renewed if the area developer has not committed a material breach of the ADA or an underlying franchise agreement.

Our requirements for qualified area developers will result in fewer franchisees in our system but we believe that the area developer will generally be able to create more value for the U-Swirl network by implementing more comprehensive, responsive and competitive development, operations and marketing strategy and programs.

Franchise Development and Operations

The estimated initial investment for a U-Swirl franchise is $360,000 to $465,000, exclusive of real estate costs.  Franchisees pay an initial franchise fee of $25,000 for a single unit.  Area developers pay a development fee of $25,000, which includes the initial franchise fee for the first café, plus $5,000 for each additional café constituting the minimum number of units for an area development agreement.  The minimum number is that number of cafés we determine should be opened in the development area.  The development fee of $25,000 is applied to the initial franchise fee to be developed under the agreement and for each successive café the franchise fee is $15,000.  The development fee is not refundable.

Our existing U-Swirl franchisees pay a royalty ranging from 2% to 5% based on net sales.  We have increased the royalty to 5% for new franchisees to our U-Swirl system.  To date we have sold one area development agreement with the royalty at 5% and intend to keep that rate for the foreseeable future.  The acquired brands are charging the following royalties in their existing franchise and/or license agreements, which we will honor: Yogurtini – 5%, ALY – 4%, Josie’s – 3% to 6%, CherryBerry – 2.5% to 6%, Yogli Mogli - 6%, and Fuzzy Peach - 6%.

The CherryBerry frozen yogurt franchise system offers the opportunity for franchisees to become development agents whereby they can sell franchises and service franchisees within their designated territory for a percentage of the initial fee, usually 50% of the total franchise fee, and a percentage of the monthly royalty fee, usually 33% of the total royalty fee charged.  We intend to honor the development agent contracts and offer the ability to continue to expand under the development agent model.

A small number of our U-Swirl franchisees pay a 1% marketing fee based on net sales.  We have implemented, as of March 1, 2014, a 1% marketing fee on the entire U-Swirl franchisee base to support national and regional advertising efforts.  We require franchisees to dedicate at least 1% of net sales to local advertising.  Existing franchisees currently pay a 1% marketing fee and U-Swirl brand franchisees will begin paying the 1% marketing fee as of March 1, 2014.  We intend to maintain these terms until we have determined the best course of action.  We expect that determination will come once we can better gauge the integration of the existing systems as well as others that may be acquired in the future.

Under the U-Swirl system, each café must conform to a standard of interior design, featuring a distinctive and comfortable décor.  The minimum size for a typical U-Swirl café is 1,800 square feet, but cafés in malls, kiosks or other unique locations may be smaller.  Under the terms of the franchise agreement, franchisees are required to obtain our approval of the café site, build out the space in generally not considered to be micropolitan core cities, although they can be if they are in another county from the metropolitan core.

accordance with our standards, satisfactorily complete training, and purchase certain equipment and supplies from us or our approved suppliers.  Franchisees are also required to purchase a point-of-sale system that meets U-Swirl system standards and to establish and maintain high-speed Internet access from a service provider meeting the minimum specifications established by us.  All goods sold by our franchisees must be purchased through us or through our approved suppliers that have met our specifications and standards.  Specifically, the yogurt sold in U-Swirl cafés must meet the criteria established by the National Yogurt Association for live and active culture yogurt.

Currently, all of the frozen yogurt served in our cafés is purchased from YoCream International, Inc. and/or Honey Hill Farms, Inc.  U-Swirl will use its commercial best efforts to switch all franchisees to the YoCream International, Inc. product.  All of the frozen yogurt dispensing equipment is purchased from Taylor Company and/or Stoelting Food Service Equipment Company.  We source toppings and supplies from local area distributors.  We believe that all of these items are readily available from other sources.

Each U-Swirl franchise agreement has a 15-year term and may be renewed for up to two additional 15-year terms.  There may be circumstances in other brands when terms may differ from a 15-year term.  Transfers by the franchisees are permitted with our approval, but we have a first right of refusal to purchase the franchise business.  Upon termination of the franchise agreement, we have the option to purchase the assets used in the franchise business at fair market value.

U-Swirl-n-Go

We also intend to offer franchises for a limited-product store (a “U-Swirl-n-Go Store”) within a non-traditional location, such as a convenience store, airport, or hotel.  U-Swirl-n-Go Stores will typically offer two to six flavors of self-service yogurt, with customers filing containers with as much of one or more flavors as desired, selecting from over 40 toppings, and then paying by the ounce for the yogurt and toppings or a flat fee, as determined by the franchisee.  U-Swirl-n-Go Stores will typically occupy 50 square feet or less within the non-traditional location, and with no dedicated seating.

The total investment necessary to begin operation of a U-Swirl-n-Go Store franchise without an area development agreement is from $71,000 to $115,000.  This amount includes $20,000 that must be paid as the initial franchise fee.  Instead of a royalty based on a percentage of net sales, the royalty for a U-Swirl-n-Go Store will be $10,000 per year if paid in a lump sum in advance or $1,000 per month.  Instead of paying 2% of net sales to support national and regional advertising efforts, franchisees of U-Swirl-n-Go Stores will pay up to $150 per month. The first U-Swirl-n-Go location should open in the summer of 2014.  Due to the lack of experience and history in this segment of the industry, all terms of agreement are subject to change based on market conditions.

Market Development

We launched the U-Swirl concept by focusing our development efforts on company-owned cafés in the Las Vegas metropolitan statistical area.  We believed that by developing our local area, we would then be able to better monitor café level operations and the effectiveness of various marketing and advertising programs, and market to persons who want to develop multi-unit areas.

We are currently engaged in developing additional market development plans.  These plans will be used to develop franchise-owned locations, and grow by acquisition.  We are currently reviewing additional markets and will prioritize these markets based on a variety of factors including maximizing distribution channel and management efficiencies, executing area development agreements and other factors.

We launched our new market development initiatives in October 2009 with the expansion of our management team that included professionals experienced in the development of restaurant and retail concepts on a national level.  While these professionals are no longer with us, we continue to utilize comprehensive data gathering and analysis, incorporating consumer demographic densities and characteristics, psychographic data, traffic counts and flow, short-term and long-term market development trends, proximity to community points-of-interest, local competitors and site availability. The recent transaction with RMCF provides us access to 30 years of experience in the retail dessert franchise business.   We intend to leverage their experience in retail store marketing, franchise support, logistics, and overall knowledge of the business to expand in to new markets and specifically in identifying new locations within a particular market.  Once we identify available sites that meet or exceed our criteria, we apply another round of scrutiny.  These criteria include, but are not limited to, site visibility, ingress and egress, size, location within a shopping center, tenant mix and rent factors.

Personnel Development

We believe that a critical factor in the successful development and operation of each U-Swirl café is the development of café personnel.  To meet this need, we have developed a comprehensive U-Swirl training program that all café personnel are required to complete. The training requirement applies to all U-Swirl cafés including company-owned, franchise-owned and licensed U-Swirl cafés.  The training program addresses all key areas of café operations

In addition to its café personnel, we require that all non-café employees successfully complete the U-Swirl training program.  This ensures that all non-café personnel that support our café operations are fully aware of issues relating to successful retail operations and maximizing customer satisfaction.  ALY, Yogurtini, Josie’s, CherryBerry and Yogli Mogli implement similar training programs for operations of their respective systems.  We have begun the process of comparison for best practice implementation.

Point-of-Sale System

The Company utilizes a point-of-sale (POS) system which provides a vast array of reports that tracks key metrics and performance measures.  The Company’s café managers and management team utilize the data to measure and monitor café performance and effectiveness of advertising and promotion programs.  The Company continues to refine its reporting package to ensure timely and accurate reporting and trend analysis that is used to accomplish various objectives to maximize profitability, for each café and in the aggregate, including:

•	Developing and implementing cost-effective new customer acquisition and customer loyalty programs;

•	Achieving and maintaining target cost of sales and labor costs and gross margins;

•	Incorporating café performance analytics with other relevant factors to refine criteria to provide predictive indicators for purposes of site selection for future cafés; and

•	Forecasting future performance.

In addition to the U-Swirl POS system, we now have both corporate stores and franchise stores with other POS systems, namely R-Power, Lionwise, and Micros POS system.  They will all continue to be part of our operations for the foreseeable future; however, our goal is to identify and create, if necessary, a cohesive, scalable system for the long-term future.  We have engaged RMCF for support services related to information technology and financial reporting services.  RMCF will provide integration of POS data to legible sales reports for management use.  RMCF will utilize reports to execute daily financial reporting services for U-Swirl, including accounts receivable and accounts payable.  Beginning April 1, 2014, RMCF will charge us $2,000 for the first month, $3,000 for the second month, $4,000 for the third month, and $5,000 for each month thereafter for as long as the services are provided.

Key data tracked and analyzed includes, but is not limited to:

•	Product sales and sales mix;

•	Customer and transaction counts; and

•	Employee labor hours.

Trademarks and Copyrights

In connection with our frozen yogurt café operations, the following marks are owned by us and have been registered with the U.S. Patent and Trademark Office:

•	“u-swirl FROZEN YOGURT and Design”;
•	“U-SWIRL FROZEN YOGURT”
•	“U-SWIRL”;
•	“U and Design”;
•	“WORTH THE WEIGHT”;
•	“FREQUENT SWIRLER”;
•	“YOGURTINI”;
•	“SERVE YO SELF”;
•	“BEST ON THE PLANET”;
•	“CHERRYBERRY self-serve yogurt bar”; and
•	“YOGLI MOGLI”;

The “U-SWIRL FROZEN YOGURT and Design” (a logo) is also registered in Mexico and we have a pending application for registration of “U-SWIRL” in Canada.

We are licensed to use the mark “ASPEN LEAF” and will be granted a license to use the registered marks owned by RMCF in co-branded cafés.

Government Regulation

We are subject to various federal, state and local laws affecting our business.  Our cafés must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the café is located.  Moreover, federal Food and Drug Administration regulations require yogurt to have two types of bacteria, lactobacillus bulgaricus and streptococcus thermophilus.  There are no federal standards for any kind of frozen yogurt, although some have been proposed.  A majority of the states have adopted standards that are either specific to frozen yogurt or cover frozen desserts generally.  These standards address some or all of the following:  milkfat content, milk solid content, acidity, bacteria count and content and weight.

We are also subject to federal and state laws governing employment and pay practices, overtime, tip credits and working conditions.  The bulk of our employees are paid on an hourly basis at rates related to the federal and state minimum wages.  Additionally, we are subject to federal and state child labor laws which, among other things, prohibit the use of certain “hazardous equipment” by employees 18 years of age or younger.  Under the Americans with Disabilities Act, we could be required to expend funds to modify our cafés to better provide service to, or make reasonable accommodation for the employment of disabled persons.  We continue to monitor our facilities for compliance with the Americans with Disabilities Act in order to conform to its requirements.  We believe future expenditures for such compliance would not have a material adverse effect on our operations.

The franchises that we offer are subject to federal and state laws pertaining to franchising.  These laws require that certain information be provided to franchise prospects at certain times and regulate what can be said and done during the offering process.  Some states require the FDD to be registered and renewed on an annual basis.

Employees

Our company-owned cafés have approximately 40 full-time employees and 60 part-time employees that work various shifts.  The cafés are open seven days per week generally from 11:00 a.m. to late evening.  In addition to the employees at the cafés, we had 16 full-time employees as of February

25, 2014, consisting of our Chief Executive Officer, Chief Operating Officer, Chief Marketing Officer and personnel for each of the following functions: national operations, café operations, franchise development, finance, marketing and administration.  In addition, we had one part-time employee.

Facilities

Our principal offices are located at 1175 American Pacific, Suite C, Henderson, Nevada 89074, in approximately 5,200 square feet of space leased for a term of five years expiring in July 2018.  We pay rent of approximately $2,800 per month.

The leases for our company-owned cafés range from approximately 400 to 3,000 square feet.  The leases are generally for five-year terms with options to extend.  We currently have 14 leases in place which range between $1,800 and $7,500 per month, inclusive of common area maintenance charges and taxes.

Legal Proceedings

There are no legal proceedings pending or, to the best of our knowledge, contemplated or threatened that are deemed material to our business or us.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers, and their ages as of the date of this prospectus, are as follows:
Name	Age	Position
Franklin E. Crail	71	Chairman of the Board
Ulderico Conte	44	Chief Executive Officer, Interim Chief Financial Officer and Director
Terry A. Cartwright	51	Chief Operating Officer
Henry E. Cartwright	74	Chief Marketing Officer
Scott G. Capdevielle	47	Director
Clyde W. Engle	70	Director
Bryan J. Merryman	53	Director
Lee N. Mortenson	77	Director

The term of office of each director ends at the next annual meeting of our stockholders or when such director’s successor is elected and qualifies.  The term of office of each officer ends at the next annual meeting of our Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Franklin E. Crail has been the Chairman of the Board since February 2013 and a director since January 2013.  Mr. Crail co-founded the first Rocky Mountain Chocolate Factory store in May 1981.  Since RMCF’s incorporation in November 1982, he has served as its Chief Executive Officer, President and as a director, and, from September 1981 to January 2000, he served as its Treasurer.  He was elected Chairman of the Board in March 1986.  Prior to founding RMCF, Mr. Crail was co-founder and President of CNI Data Processing, Inc., a software firm which developed automated billing systems for the cable television industry.  As RMCF’s Chief Executive Officer, President and director since 1982,

Mr. Crail brings his leadership, extensive experience and knowledge of the industry and the investment community to the Board of Directors.

Ulderico Conte has been our Chief Executive Officer and Interim Chief Financial Officer since April 2011 and a director since November 2010.  He served as our Vice President of Franchise Development from April 2007 to April 2011 and was one of our founders.  From June 2005 to November 2005, he researched various restaurant concepts before deciding on the EVOS concept and forming the Company.  He served as our Vice President, Secretary and a Director from inception to April 2007.  Mr. Conte was the President and Principal of PIN Financial LLC, a FINRA member investment banking firm from May 2005 to February 2009.  From October 2004 to May 2005, he worked as an institutional trader with Garden State Securities.  He served in a similar role with Tradition Aisle Securities from February 2003 to October 2004.  Until 2003, Mr. Conte owned and operated Stone Harbor Financial Services, LLC, a securities broker-dealer firm.  Following the events of September 11, 2001, he made substantial personal loans to support Stone Harbor and pay its employees.  Stone Harbor ceased doing business in 2003 and Mr. Conte filed for personal bankruptcy in October 2003.  He received a Bachelor’s degree in Business from Rider University and a Master’s degree in Business Administration from the University of Phoenix.  We have concluded that Mr. Conte should serve as a director because of his familiarity with the Company and business development experience.

Terry A. Cartwright has been our Chief Operating Officer since April 2011 and a director since January 2013.  He served as our Vice President of Café Development since April 2007 and was one of our founders.  Since May 2002, he has served as President of Gold Key, Inc., d/b/a Monster Framing, a wholesale custom picture and art manufacturing company specializing in hotels, timeshares, condos and retail shops.  Since 1989, he has served as Vice President and Director of Operations for MV Entertainment, a franchisee of Blockbuster Entertainment Corp., with stores in Southern California.  From 1985 until 1989, he served as the Director of New Store Development for Major Video Corp.  Mr. Cartwright attended the University of Nevada at Las Vegas.  He is the son of Henry E. Cartwright.  We have concluded that Mr. Cartwright should serve as a director because of his previous experience with franchised concepts.

Henry E. Cartwright has been our Chief Marketing Officer since January 2013.  He previously served as our Chairman of the Board and President from April 2007 to January 2013, and as our Chief Executive Officer from April 2007 to April 2011.  From October 2002 to April 2007, Mr. Cartwright was semi-retired and a private investor in numerous real estate and lending transactions and other ventures.  Mr. Cartwright served as Chairman of the board of directors of Major Video Corp. from December 1982 until its merger with Blockbuster Entertainment Corporation in January 1989.  During his tenure, Major Video had over 20 multiple unit franchisees in 28 states and Canada.  In September 1993, Mr. Cartwright founded Back to the 50’s, Inc., a company that sold 50’s and 60’s memorabilia through a mail order catalog and showroom.  Back to the 50’s, Inc., was acquired by Crowne Ventures, Inc. in November 1995.  Mr. Cartwright served as a Director of Crowne Ventures, Inc., from 1995 until he resigned in April 1998.  He served as Chairman of the board of directors of Americabilia.com, Inc. (now known as Seaena, Inc.), from September 1999 to October 2002.  Americabilia was engaged in direct Internet merchandising of American-themed collectibles, gifts and memorabilia.  Mr. Cartwright also had similar management responsibilities with franchised concepts such as Taco Boy, a Mexican fast food company; Olde English Fish and Chips; Mom’s Ice Cream; and Pizza Hut. He is the father of Terry A. Cartwright.  We have concluded that Mr. Cartwright should serve as a director because of his previous management experience with franchised concepts.

Scott G. Capdevielle has been a director since January 2013.  He has served on the RMCF Board of Directors since June 2009.  Mr. Capdevielle founded and has served as President, Chief Executive Officer and a member of the Board of Directors of Syndicom, Inc., a software and consulting company, since 2000.  Prior to founding Syndicom, Inc., from 1999 to 2000, Mr. Capdevielle was Chief Executive Officer and founder of Untv, Inc., a company pioneering user-generated web video and distribution on the Internet.  From 1995 to 1999, Mr. Capdevielle founded and held the position of Chief Technical Officer and a member of the Board of Directors of Andromedia Corporation, a developer of web analytics software to Fortune 1000 companies prior to its sale to Macromedia, Inc.  Mr. Capdevielle has been engaged in the software industry since 1993 and has served on several advisory boards and Board of Directors of technology companies from 1994 to present.  He is currently a partner in Incas, LLC, a seed stage investment company focused in the medical device industry.  Mr. Capdevielle’s extensive executive and board experience brings operational, investment, strategic, technology and industry expertise to the Board of Directors.

Clyde W. Engle has been a director since January 2013.  He has served on the RMCF Board of Directors since January 2000, and previously from December 1987 to August 1995. Mr. Engle is currently the Chairman of the Board of Directors, President and Chief Executive Officer of Lincolnwood Bancorp, Inc. (formerly known as GSC Enterprises, Inc.). Lincolnwood Bancorp, Inc. owned the Bank of Lincolnwood until June 2009 when the Bank of Lincolnwood came under control of the Federal Deposit Insurance Corporation (“FDIC”). Mr. Engle’s extensive executive and board experience brings governance, investment and strategic expertise to the Board of Directors.

Bryan J. Merryman has been a director since January 2013.  He joined RMCF in December 1997 as its Chief Financial Officer and Vice President - Finance.  Since April 1999, Mr. Merryman has also served as its Chief Operating Officer and as a director, and since January 2000, as its Treasurer.  From January 1997 to December 1997, Mr. Merryman was a principal in Knightsbridge Holdings, Inc. (a leveraged buyout firm).  Mr. Merryman also served as Chief Financial Officer of Super Shops, Inc., a retailer and manufacturer of after-market auto parts, from July 1996 to November 1997, and prior to July 1996, was employed for more than eleven years by Deloitte and Touche LLP, most recently as a Senior Manager.  Mr. Merryman’s extensive operational, accounting and financial expertise, along with his extensive knowledge of our business and broad industry expertise, provides significant value and insights to the Board of Directors.

Lee N. Mortenson has been a director since January 2013, and has served on the RMCF Board of Directors since 1987. He has been engaged in consulting and investment activities since July 2000 and was a Managing Director of Kensington Partners, LLC (a private investment firm) from June 2001 to April 2006.  Mr. Mortenson has been President and Chief Executive Officer of Newell Resources LLC since 2002 providing management consulting and investment services.  Mr. Mortenson served as President, Chief Operating Officer and a director of Telco Capital Corporation, a manufacturing and real estate company, from January 1984 to February 2000.  He was President, Chief Operating Officer and a director of Sunstates Corporation, a manufacturing and real estate company, from December 1990 to February 2000.  Mr. Mortenson was a director of Alba-Waldensian, Inc., an apparel and medical device manufacturing company, from 1984 to July 1999, and also served as its President and Chief Executive Officer from February 1997 to July 1999.  Mr. Mortenson’s general business experience and investment expertise provides valuable insight to the Board of Directors with respect to our operations and financial success.

All of our officers work full-time for the company.

Director Independence

Our common stock is not listed on any exchange.  As such, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent.  Since we are not currently subject to corporate governance standards relating to the independence of our directors, we choose to define an “independent” director in accordance with the NASDAQ Capital Market’s requirements for independent directors (NASDAQ Marketplace Rule 5605).  The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company.

Scott G. Capdevielle, Franklin E. Crail, Clyde W. Engle, Bryan J. Merryman and Lee N. Mortenson are considered independent directors under the above definition.

The following directors serve on committees of our Board of Directors:

•	Audit Committee – Bryan J. Merryman (Chair), Franklin E. Crail and Lee N. Mortenson
•	Compensation Committee – Bryan J. Merryman (Chair), Scott G. Capdevielle and Lee N. Mortenson
•	Nominating and Corporate Governance Committee – Bryan J. Merryman (Chair), Scott G. Capdevielle and Lee N. Mortenson

The Board of Directors has determined that each of Bryan J. Merryman, Franklin E. Crail and Lee N. Mortenson meets the audit committee financial expert standards as established by the SEC and the financial sophistication standards as established by the Nasdaq Stock Market.

Limitation of Liability and Indemnification

Our articles of incorporation, as amended, contain provisions that limit the liability of our directors and officers for monetary damages for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity.  Such persons shall not be liable unless it is proven that his act or failure to act constituted a breach of his fiduciary duties and his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law.  The articles do not preclude liability for directors for the payment of unlawful distributions in violation of Nevada Revised Statutes Section 78.300.

Our articles of incorporation also provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Nevada law.  Our bylaws provide for the advancement of expenses prior to the final disposition of any action, suit or proceeding.  We have obtained directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.  Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as we may permit indemnification for liabilities arising under the Securities Act of 1933 to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth information about the remuneration of our principal executive officer for services rendered during our last two completed fiscal years and the two-month period ended February 28, 2013, and our other executive officers that had total compensation of $100,000 or more for our last completed full fiscal year (the “Named Officers”).  Certain tables and columns have been omitted as no information was required to be disclosed under those tables or columns.

Summary Compensation Table
Name and Principal Position	Year (1)	Salary ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Henry E. Cartwright, Chief Marketing Officer (4)	2013 2012 2011	16,100 84,000 84,000	834 7,980 11,970	4,858 29,141 15,456	2,790 16,740 15,732	24,582 137,861 127,158

Name and Principal Position	Year (1)	Salary ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Ulderico Conte, CEO	2013 2012 2011	16,100 84,000 84,000	834 7,980 11,970	4,940 29,643 15,517	3,172 22,032 20,676	25,046 143,655 132,163
Terry A. Cartwright, COO	2013 2012 2011	15,100 60,000 60,000	834 13,300 19,950	4,940 29,643 15,517	3,672 19,032 16,596	24,546 121,975 112,063
_____________
(1)	Amounts shown for 2013 are for the two months ended February 28, 2013.
(2)
The option awards were valued using a Black-Scholes option pricing model using the following assumptions:  volatility rate of 123.53% - 125.65%; risk-free interest rate of 0.40% - 1.09% based on a U.S. Treasury rate of 3 years; and a 3-year expected option life (simplified method).

(3)	The amounts shown below consist of health insurance and dental insurance premiums paid for these officers and their dependents.
(4)	Mr. Cartwright served as our President during our last two completed fiscal years ended December 31, 2012.

Employment Arrangements

From September 1, 2009 through December 31, 2012, we paid the following monthly compensation to officers of the Company:

•	Henry E. Cartwright - $7,000 and 3,000 shares of common stock;
•	Ulderico Conte - $7,000 and 3,000 shares of common stock; and
•	Terry A. Cartwright - $5,000 and 5,000 shares of common stock.

On January 14, 2013, we entered into employment agreements with each of the above named officers.  Each agreement has an initial term of two years and will renew automatically for additional one-year terms unless we or the employee notifies the other that it will not renew at least 30 days prior to the end of the current term.  For the first year of employment, each officer will receive a monthly base salary of $8,400 and an annual bonus of $30,000 if our earnings for the year ended February 28, 2014, prior to interest, taxes, depreciation and amortization, are at least $712,900.  For the second year of employment, each will receive a monthly base salary of $9,240 and an annual bonus of $33,000 if our earnings for the year ended February 28, 2015, prior to interest, taxes, depreciation and amortization, are at least $1,120,400.  In addition, each individual was granted 253,333 restricted shares of common stock, which vest at the rate of 20% per year on each anniversary date of the Closing (January 14, 2013).  If the bonus goals are achieved during the second year of employment, each will also receive restricted shares of common stock equal to his base salary divided by the fair market value of our common stock on the date of grant, which will vest at the rate of 20% per year on each anniversary of the date the shares are granted.  The shares that were issued, as well as those that may be issued under the bonus arrangement, are subject to the terms of a restricted stock agreement.

The following table sets forth information regarding the outstanding equity awards as of February 28, 2013 for our Named Officers.

Outstanding Equity Awards At Fiscal Year-End
Name	Option Awards				Stock awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Henry E. Cartwright	-0- -0-	175,000 (1) 59,000 (2)	0.42 0.28	5/16/2016 11/17/2016	253,333	32,300
Ulderico Conte	-0- -0-	175,000 (1) 59,000 (2)	0.42 0.28	5/16/2016 11/17/2016	253,333	32,300

Name	Option Awards				Stock awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Terry A. Cartwright	-0- -0-	175,000 (1) 50,000 (2)	0.42 0.28	5/16/2016 11/17/2016	253,333	32,300
_______________
(1)	These options were granted on May 16, 2011. Half of the options granted vested May 16, 2012 and the remaining half vested May 16, 2013.
(2)	These options were granted on November 17, 2011. Half of the options granted vested November 17, 2012 and the remaining half vest November 17, 2013

During the fiscal year ended December 31, 2012 and the two-month period ended February 28, 2013, there were no exercises of stock options by the Named Officers.

Compensation of Directors

Each of our non-employee directors receives reimbursement for expenses incurred as a result of attendance at any meetings of the Board or the committees of the Board.  Prior to February 12, 2013, we did not pay any cash compensation to any of our non-employee directors for their service on the board.  We did not pay compensation of any kind to our non-employee directors for services rendered during the year ended December 31, 2012.

On February 12, 2013, we adopted a Non-Employee Director Compensation Program which sets forth the following compensation:

•	Annual cash compensation of $6,000 to each of the Audit Committee Chair, Compensation Committee Chair and Nominating and Corporate Governance Committee Chair
•	Annual cash compensation of $2,000 to each member of the Audit Committee and Nominating and Corporate Governance Committee
•	Annual cash compensation of $3,000 to each member of the Compensation Committee
•	Per meeting cash compensation to each member of the Audit Committee of $250 for each meeting attended by phone and $500 for each meeting attended in person
•	Stock grant of 150,000 shares of common stock upon first being appointed or elected to the Board, which shares vest on the grant date
•	Stock grant of 50,000 shares of common stock immediately after each annual meeting of stockholders beginning with the 2013 annual meeting, which shares vest on the grant date

The following table sets forth the compensation paid to our non-employee directors for services rendered during the two months ended February 28, 2013:

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Scott G. Capdevielle	-0-	19,125 (1)	19,125
Franklin E. Crail	-0-	19,125 (1)	19,125
Clyde W. Engle	-0-	19,125 (1)	19,125
Bryan J. Merryman	-0-	19,125 (1)	19,125
Lee N. Mortenson	-0-	19,125 (1)	19,125
_____________
(1)	The grant date fair value of these shares was computed in accordance with FASB Topic 718.

Stock Option Plans

2007 Stock Option Plan.  Our stockholders adopted the 2007 Stock Option Plan (the “2007 Plan”) on June 27, 2007, which currently permits the granting of options to purchase up to 1,515,208 shares.  This amount adjusts at the beginning of each of our fiscal quarters to a number equal to 10% of the number of shares of common stock outstanding at the end of our last completed fiscal quarter, or 470,000 shares, whichever is greater, and provided further that such number will be increased by the number of shares of option stock that we subsequently may reacquire through repurchase or otherwise.  Options may be granted to officers, directors, employees, and consultants on a case-by-case basis.  The 2007 Plan will remain in effect until it is terminated by the board of directors or, if so appointed by the board, a committee of two or more disinterested directors administering the 2007 Plan, except that no incentive stock option will be granted after June 26, 2017.

The 2007 Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the company; (ii) induce them to work for the benefit of the company; and (iii) provide additional incentive for such persons to promote the success of the company.

The board of directors or committee may amend, suspend or discontinue the 2007 Plan at any time or from time to time; provided that no action of the board will cause incentive stock options granted under the 2007 Plan not to comply with Section 422 of the Internal Revenue Code unless the board specifically declares such action to be made for that purpose and provided further that without the approval of our stockholders, no such action may: (i) materially increase the maximum aggregate number of shares that may be issued under options granted pursuant to the 2007 Plan, (ii) materially increase the benefits accruing to 2007 Plan participants, or (iii) materially modify eligibility requirements for the participants.  Moreover, no such action may alter or impair any option previously granted under the 2007 Plan without the consent of the holder of such option.

The 2007 Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2007 Plan will be evidenced by a written option agreement between us and the optionee.  The option price of any incentive stock option or non-qualified option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant.  “Fair Market Value” per share as of a particular date is defined in the 2007 Plan as the closing price of our common stock as reported on a national securities exchange or the last transaction price on the reporting system or, if none, the average of the closing bid and asked prices of our common stock in the over-the-counter market or, if such quotations are unavailable, the value determined by the board in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2007 Plan may not exceed ten years from the date of grant thereof.  Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our common stock will be for no more than five years.

The right to exercise an option granted under the 2007 Plan will be subject to the following vesting periods, subject to the optionee continuing to be an eligible participant and the occurrence of any other event (including the passage of time) that would result in the cancellation or termination of the option:

(i)	no portion of the option will be exercisable prior to four (4) months from the grant date;

(ii)	upon and after the expiration of one year from the grant date, the optionee may exercise up to one-half of the option granted; and

(iii)
the option will become exercisable on a cumulative basis as to the remaining half of the total option granted, two years from the grant date, so that the option will have become fully exercisable, subject to the optionee’s remaining an eligible participant, on the second anniversary of such grant date; and

(iv)	such additional vesting periods as may be determined by the board or committee in its sole discretion.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the committee.  Such other consideration may consist of shares of common stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the committee.

An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our company since the date of grant of the option.  If the optionee ceases to be an employee, consultant, officer, or director of our company or its subsidiaries other than by reason of death, disability, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate three months after the date the optionee ceases to be an employee, consultant, officer or director of our company.

If the employee is terminated “for cause” (as that term is defined in the 2007 Plan), such employee’s options will terminate immediately on the date the optionee ceases employment or association.

If an optionee dies while an employee, consultant, officer or director of our company, or if the optionee’s employment, consultant, officer, or director status terminates by reason of disability, all options theretofore granted to such optionee, whether or not otherwise exercisable, unless earlier terminated in accordance with their terms, may be exercised at any time within one year after the date of death or disability of said optionee, by the optionee or by the optionee’s estate or by a person who acquired the right to exercise such options by bequest or inheritance or otherwise by reason of the death or disability of the optionee.

As of February 28, 2013, 212,000 options were outstanding under the 2007 Plan.

2011 Stock Option Plan.  Our stockholders adopted the 2011 Stock Option Plan (the “2011 Plan”) on April 20, 2011, which permits the granting of options to purchase up to 750,000 shares.  The terms and provisions of the 2011 Plan are identical to the 2007 Plan, except that the 2011 Plan provides for the granting of “formula options” to purchase 25,000 shares of common stock to our non-employee directors on the date on which such directors are first appointed by the board or elected by the stockholders. Immediately after the completion of each annual meeting of the stockholders of the Company, each non-employee member of the board will be awarded a formula option to purchase 25,000 shares of common stock. Formula options will have an option price equal to the fair market value of the common stock as of the date of such grant. The terms of the 2011 Plan, including the vesting provisions described above, will apply to all formula options granted.  Formula options to purchase a total of 50,000 shares of common stock were granted on April 26, 2011, of which half vested April 20, 2012 and the remaining half vests April 20, 2013.

In addition, options to purchase a total of 700,000 shares of common stock were granted on May 16, 2011 and on November 17, 2011, of which one-half vested on the one-year anniversary of the grant date and the remaining half will vest on the two-year anniversary of the grant date.

As of February 28, 2013, 750,000 options were outstanding under the 2011 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information regarding the beneficial ownership of our common stock, as of February 25, 2014 by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of the current directors and executive officers as a group.

We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days of February 25, 2014 through the exercise of options or warrants, vesting of restricted stock, or through the conversion of another security.  For purposes of calculating each person’s or group’s percentage ownership, shares of our common stock issuable upon the exercise of options or warrants, vesting of restricted stock or through conversion of another security within 60 days of February 25, 2014 are included as outstanding and beneficially owned for that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (1)
5%Stockholders
Rocky Mountain Chocolate Factory, Inc. (2)(3)(4)	8,341,253	54.0%

Directors and Executive Officers
Terry A. Cartwright (4)(5)(6)(7)	798,833	5.0%
Ulderico Conte (4)(5)(6)(8)	784,333	5.0%
Henry E. Cartwright (4)(5)(6)(9)	691,333	4.4%
Franklin E. Crail (2)	150,000	1.0%
Scott G. Capdevielle (2)	130,000	0.8%
Bryan J. Merryman (2)	84,900	0.6%
Clyde W. Engle (2)	56,000	0.4%
Lee N. Mortenson (2)	49,656	0.3%
All directors and officers as a group (8 persons)(10)	2,745,055	17.0%
_____________
(1)	Based on 15,440,029 shares outstanding.

(2)	The address for this stockholder is 265 Turner Drive, Durango, Colorado 81303.

(3)
Excludes shares of Series A Convertible Preferred Stock into which this stockholder’s revolving line of credit is convertible.  The Series A Convertible Preferred Stock may in turn be converted into shares of common stock.  Also excludes shares issuable upon the exercise of warrants which become exercisable immediately upon the exercise of our currently outstanding warrants and options.

(4)
This stockholder entered into a Voting Agreement dated January 14, 2013, pursuant to which it agreed to vote its/his shares in order to ensure that, among other things, (i) the size of the U-Swirl board shall be eight directors; (ii) Henry Cartwright, Terry Cartwright and Ulderico Conte remain on the U-Swirl board for at least the first full year after the date of the Voting Agreement, and (iii) for so long as RMCF continues to beneficially own at least 10% of our outstanding common stock, at least a majority of the board shall consist of directors designated by RMCF.  Neither the number of shares shown to be owned beneficially by this stockholder nor the percent of class gives effect to the Voting Agreement, which gives the parties to that agreement the shared power to direct the voting of the shares owned by the parties.

(5)	The address for this stockholder is 1175 American Pacific #C, Henderson, Nevada 89074.

(6)	Includes 253,333 shares which are subject to forfeiture and vest at the rate of 20% per year beginning January 14, 2014. The shares may be voted while subject to the vesting requirements.

(7)
Includes 200,000 shares held of record by Gold Key Management Corp., 234,000 shares issuable upon the exercise of options that have vested or will vest within 60 days, and 12,500 shares issuable upon the exercise of warrants.

(8)
Includes 25,000 shares held by Mr. Conte’s wife, 234,000 shares issuable upon the exercise of options that have vested or will vest within 60 days, and 5,000 shares issuable upon the exercise of warrants.

(9)	Includes 234,000 shares issuable upon the exercise of options that have vested or will vest within 60 days.

(10)	Includes 702,000 shares issuable upon the exercise of options that have vested or will vest within 60 days and 12,500 shares issuable upon the exercise of warrants.

Changes in Control

There are no agreements known to management that may result in a change of control of our company.

Equity Compensation Plan Information

The following table sets forth information as of the end of the most recently completed fiscal year, February 28, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	962,000	$0.36	288,084
Equity compensation plans not approved by security holders	-0-	--	-0-
Total	962,000	$0.36	288,084

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Purchase of U-Swirl Frozen Yogurt Concept

On September 30, 2008, we acquired the worldwide rights to the U-Swirl Frozen Yogurt concept in exchange for 100,000 restricted shares of our common stock from a company then known as U-Swirl Yogurt, Inc. (now known as U Create Enterprises), which is owned by the grandchildren and family of Henry E. Cartwright.  The shares were valued at $180,000, based on the fair market value of the stock on the date of acquisition.  U Create Enterprises operates a frozen yogurt café in Henderson, Nevada, as our franchisee.  As part of the terms of the acquisition, we agreed that no franchise fees or royalties would be charged with respect to this location, as it will permit us to use the location as a training facility.  We did not obtain a formal valuation on the use of the Henderson location for training purposes, but we believed that being able to have our initial U-Swirl employees trained there and utilize the past experience of that location with respect to restaurant operation procedures and staffing, inventory and advertising was critical to us at the time.  In addition, we granted U Create Enterprises the right to open additional locations in Henderson, Boulder City and Pahrump, Nevada.  U Create Enterprises will pay an initial franchise fee of $5,000 for each location and a 3% royalty on net sales.  We were owed $8,597 and $7,048 as of February 28, 2013 and December 31, 2012, respectively, by U Create Enterprises.

Area Development Agreement with RMR Group, LLC

On February 15, 2010, we entered into an area development agreement with RMR Group, LLC for the Monmouth County, New Jersey, development area.  American Pacific Investments, Limited, which owns one-third of RMR Group, is a Nevada limited liability company whose members are Ulderico Conte, Terry A. Cartwright, Paul Heroy and Stan Cartwright.  Ulderico Conte and Terry Cartwright are directors and officers of the Company, and Terry Cartwright and Stan Cartwright are the adult children of Henry E.

Cartwright.  RMR Group paid a $30,000 development fee, which was derived in accordance with our then existing policy of $15,000 plus $5,000 times the minimum number of units for an area development agreement.  The minimum number of units for the Monmouth County area was determined to be three. We have entered into an amendment to the area development agreement to delay the development schedule by one year.  RMR Group has identified a location for its initial café that has been involved in various construction delays which have further stalled the development of the area.

Area Development Agreement with Trust Owned by Director

On May 20, 2011, we entered into an area development agreement with Jimmy D. Sims and Nancy M. Sims 2001 Revocable Trust for the Colorado Springs, Colorado metropolitan statistical area (“Colorado Springs MSA”).  Mr. Sims was a director when we entered into that agreement.  The Trust paid a development fee of $30,000, which was derived in accordance with our then existing policy of $15,000 plus $5,000 times the minimum number of units for an area development agreement.  The minimum number of units for the Colorado Springs MSA was determined to be three.  The Trust has not committed to any café locations and may be open to transferring the area to a new area developer.

Loan and Security Agreement with Rocky Mountain Chocolate Factory

On January 16, 2014, we entered into a loan and security agreement (the “Loan Agreement”) with RMCF, our majority owner, pursuant to which RMCF agreed to loan us up to $7,750,000.  As of February 25, 2014, the outstanding principal balance under this Loan Agreement was $6,715,762.  Interest accrues on the unpaid principal balances of the loans at the rate of 9% per annum, and the principal and accrued interest shall be due January 16, 2016.  Payment of the loans is secured by a security interest in all of our assets and our wholly-owned subsidiary guaranteed payment of the loans. RMCF charged an origination fee of $542,500, which accrued to the loans.

All payments of principal, interest and fees are payable in cash, shares of Series A Convertible Preferred Stock (the “Preferred Stock”), or a combination thereof, at the option of RMCF.  The Preferred Stock to be designated will pay cumulative dividends equal to 9% of the stated value of the Preferred Stock, have a liquidation preference, vote with our common stock on all matters submitted for a vote of holders of common stock, and be convertible at the option of the holder into shares of our common stock.

We may prepay up to $2,100,000 of the outstanding amounts due to RMCF under the Loan Agreement at our option and without penalty in cash from the proceeds raised from (i) advances on rebates from its yogurt suppliers; and (ii) the exercise of outstanding stock options and warrants.  We also have the option to redeem all of the amounts owed under the Loan Agreement at any time after January 16, 2015 at the rate of 108% of the total amounts owed, by making payment in cash, shares of Preferred Stock, or a combination thereof, at the option of RMCF.

Mandatory prepayment of the loans is required upon the receipt of proceeds from the disposition of any of our assets, the issuance of any equity securities by us (other than upon exercise of outstanding stock options or warrants), the issuance of any debt securities by us, or the receipt of insurance proceeds.

In the event of default, RMCF may charge interest on all amounts due under the Loan Agreement at the default rate of 15% per annum, accelerate payment of all amounts due under the Loan Agreement, and foreclose on its security interest.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value.  As of February 25, 2014, we had 15,440,029 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws.  For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.  We do not have cumulative voting rights in the election of directors.  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.  Holders of common stock have no preemptive or other subscription of conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.

Class C Warrants

General.  The Class C warrants may be exercised during the period commencing any time after they become separately quotable until the expiration date, which is October 13, 2015.  Each Class C warrant entitles the holder to purchase one share of common stock at an exercise price of $0.60 per share.  This exercise price will be adjusted if specific events, summarized below, occur.  A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.  If at their expiration date the Class C warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable.  If we cannot honor the exercise of Class C warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.  Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash.  This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

Redemption.  We will have the right to redeem the Class C warrants a price of $0.05 per warrant, after providing 30 days prior written notice to the Class C warrant holders, at any time after the closing price of our common stock, as reported on the OTC Bulletin Board, equals or exceeds $0.80 for five consecutive trading days.  We will send a written notice of redemption by first class mail to holders of the Class C warrants at their last known addresses appearing on the registration records maintained by the transfer agent and by publication of a press release.  No other form of notice or publication will be required.  If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.  The right to exercise the Class C warrants will be forfeited unless it is exercised before the date specified in the notice of redemption.

Exercise.  The holders of the warrants may exercise them only if an appropriate registration statement is then in effect.  To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.  Fractional shares of common stock will not be issued upon exercise of the warrants.

Adjustments in Certain Events.  We will make adjustments to the terms of the warrants if certain events occur.  If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment.  The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant.  We will make equivalent changes in warrants if we effect a reverse stock split.

In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Preferred Stock

Our Board of Directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders.  Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.  At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, other than the Series A Convertible Preferred Stock described below.  No preferred stock is being registered in the registration statement of which this prospectus is part.

All payments of principal, interest and fees due to RMCF under its loan and security agreement are payable in cash, shares of Series A Convertible Preferred Stock (the “Preferred Stock”), or a combination thereof, at the option of RMCF.  The Preferred Stock to be designated will pay cumulative dividends equal to 9% of the stated value of the Preferred Stock, have a liquidation preference, vote with our common stock on all matters submitted for a vote of holders of common stock, and be convertible at the option of the holder into shares of our common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock.  Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Underwriter’s Warrants

We issued underwriter’s warrants in connection with our October 2010 public offering that permit the holders thereof to purchase up to an aggregate of 150,000 units, each unit consisting of one share of our common stock and one redeemable Class C warrant.  The underwriter’s warrants are exercisable at $0.48 per unit and expire on October 13, 2015.  We have agreed to register the securities underlying the underwriter’s warrants until October 13, 2015.  The common stock and warrants issued upon exercise of these underwriter’s warrants will be freely tradable.

Other Warrants

In addition to the stock options and warrants described above, we have issued warrants to purchase a total of 100,000 shares of common stock as follows:
Number of Shares Purchasable	Exercise Price	Issuance Date	Expiration Date
100,000	$2.20	November 20, 2006	January 24, 2016

Neither the warrants nor the common stock issuable upon exercise of the warrants is being registered in the registration statement of which this prospectus is part.

Warrant Issued to Rocky Mountain Chocolate Factory, Inc.

On January 14, 2013, as partial consideration for the assets acquired in the Acquisition, we issued RMCF a warrant to purchase up to 1.5 times the number of shares issued upon exercise of our outstanding stock options and warrants on the same terms of those outstanding options and warrants, so as to enable RMCF to maintain its 60% pro rata ownership in us obtained through the Acquisition.

2007 Stock Option Plan

Our 2007 Stock Option Plan currently authorizes the grant of up to 1,515,208 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants.  Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans.  As of February 28, 2013 there were options to purchase 212,000 shares outstanding under our 2007 Stock Option Plan.  The exercise of these options could have dilutive effect on our common stock.  Neither the options nor the common stock issuable upon exercise of the options is being registered in the registration statement of which this prospectus is part.

2011 Stock Option Plan

Our 2011 Stock Option Plan currently authorizes the grant of up to 750,000 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants.  Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans.  As of February 28, 2013 there were 750,000 options outstanding under our 2011 Stock Option Plan. Neither the options nor the common stock issuable upon exercise of the options is being registered in the registration statement of which this prospectus is part.

Authorized but Unissued Shares

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval.  These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult.  These provisions are summarized below.

Special Meetings.  Our Bylaws provide that special meetings of stockholders can be called by the Chairman of the Board, the President, a majority of the Board, or the Secretary at the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Undesignated Preferred Stock.  The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.  The ability to issue preferred stock may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Procedure for Director Nominations and Stockholder Proposals.  Our Bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders.  Notice of a stockholder’s intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	for an election to be held at the annual meeting of stockholders, not later than 90 calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders; and

•
for an election to be held at a special meeting of stockholders, not later than the later of (1) 90 calendar days prior to the special meeting or (2) 10 calendar days following the public announcement of the special meeting.

Notice of a stockholder’s intent to raise business at an annual meeting must be received at our principal executive offices not later than 90 calendar days prior to the anniversary date of the preceding annual meeting of stockholders.

These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Transfer Agent, Warrant Agent and Registrar

The transfer agent, warrant agent and registrar for our common stock is Computershare Trust Company, N.A.  Its address is 350 Indiana Street, Suite 800, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

LEGAL MATTERS

Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado, has passed upon the validity of the securities offered by this prospectus on our behalf.

EXPERTS

Our financial statements as of and for the two months ended February 28, 2013 and year ended December 31, 2012 included in this prospectus have been audited by L.L. Bradford & Company, LLC, an independent registered public accounting firm, to the extent set forth in its report, and are set forth in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the securities offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act with the SEC.  This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules.  For further information with respect to our securities, and us you should refer to the registration statement and the accompanying exhibits and schedules.  Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect these documents filed with the SEC, as well as a copy of the registration statement and the accompanying exhibits and schedules, without charge at the SEC’s public reference facility, 100 F Street, NE, Washington, D.C. 20549, and you may obtain copies of these documents from this office for a fee.  You may obtain information on the operation of the public reference facility by calling the SEC at 1-800-SEC-0330.  The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically.  The address of the site is http://www.sec.gov.

You should rely only on the information contained in this prospectus and in any free writing prospectus that states that it has been provided with our approval.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our securities are sold.

We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.  No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction.  Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

U-SWIRL, INC.
CONSOLIDATED BALANCE SHEETS

	November 30, 2013	February 28, 2013
ASSETS	Unaudited

Current assets
Cash	$556,053	$358,527
Accounts receivable, net	182,758	113,681
Accounts receivable, related party	10,629	8,597
Inventory	75,307	98,511
Prepaid expenses	131,383	24,592
Total current assets	956,130	603,908

Leasehold improvements, property and equipment, net	1,901,317	2,235,716

Other assets
Deposits	39,452	39,086
Franchise rights	800,000	800,000
Other assets	34,576	39,153
Total other assets	874,028	878,239

Total assets	$3,731,475	$3,717,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$604,633	$653,161
Accounts payable, related party	145,325	11,792
Current portion of long-term debt, related party	107,168	-
Total current liabilities	857,126	664,953

Deferred rent	75,931	126,792
Deferred revenue	286,389	296,500
Deferred revenue, related party	30,000	30,000
Notes payable, related party	541,743	906,579
Total liabilities	1,791,189	2,024,824

Stockholders' equity
Preferred stock; $0.001 par value; 25,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares
authorized, 15,189,588 and 14,402,088 shares issued
and outstanding, respectively	15,190	14,402
Common stock payable	106	750
Prepaid equity-based compensation	(79,864)	(94,399)
Additional paid-in capital	9,144,424	9,042,111
Accumulated deficit	(7,139,570)	(7,269,825)
Total stockholders' equity	1,940,286	1,693,039

Total liabilities and stockholders' equity	$3,731,475	$3,717,863

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

	For the Three Months Ended		For the Nine Months Ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Revenues
Cafe sales, net of discounts	$742,377	$487,216	$3,374,099	$1,877,288
Franchise royalties and fees	297,121	118,493	1,075,265	419,817
Total revenues	1,039,498	605,709	4,449,364	2,297,105

Cafe operating costs
Food, beverage and packaging costs	277,008	164,775	1,106,674	608,960
Labor and related expenses	256,127	129,950	874,976	426,237
Occupancy and related expenses	202,777	116,352	683,404	343,355
Marketing and advertising	73,511	18,610	162,265	57,249
General and administrative	372,740	245,113	1,198,870	856,910
Depreciation and amortization	61,318	77,574	272,266	231,114
Total costs and expenses	1,243,481	752,374	4,298,455	2,523,825
Income (loss) from operations	(203,983)	(146,665)	150,909	(226,720)

Interest income	-	439	-	774
Interest expense	6,367	(555)	(20,654)	(726)

Income (loss) from continuing operations before income taxes	(197,616)	(146,781)	130,255	(226,672)
Provision for income taxes	-	-	-	-
Net income (loss)	$(197,616)	$(146,781)	$130,255	$(226,672)

Net earnings (loss) per common share, basic and diluted	$(0.01)	$(0.03)	$0.01	$(0.05)

Weighted average common shares outstanding,
basic and diluted	15,393,297	4,966,990	14,730,088	4,933,796

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Nine Months Ended
	November 30, 2013	November 30, 2012

Cash flows from operating activities:
Net income (loss)	$130,255	$(226,672)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	317,021	231,114
Accrued interest on notes payable, related party	355,245	-
Amortization of prepaid stock-based compensation	14,535	-
Issuance of common stock as compensation	-	23,100
Amortization of stock-based compensation	38,977	87,557
Changes in operating assets and liabilities:
Accounts receivable, net	(69,077)	55,953
Inventory	23,204	10,127
Prepaid expenses	(106,791)	(3,169)
Deposits	(366)	(70,470)
Accounts payable and accrued liabilities	(48,528)	34,446
Accounts payable, related party	133,533	-
Deferred rent	(50,861)	(62,821)
Deferred revenue	(10,111)	(95,000)
Net cash provided by operating activities	347,690	(15,835)

Cash flows from investing activities:
Accounts receivable, related party	(2,032)	(2,311)
Purchases of property and equipment	(337,867)	(6,406)
Decrease in other assets	4,577	4,576
Net cash (used in) provided by investing activities	(335,322)	(4,141)

Cash flows from financing activities:
Payments on capital lease obligation	-	(3,650)
Proceeds from notes payable, related party	126,170	-
Repayments on notes payable, related party	(4,492)	-
Proceeds from issuance of common stock	63,480	-
Net cash provided by (used in) financing activities	185,158	(3,650)

Net change in cash	197,526	(23,626)

Cash, beginning of period	358,527	215,136

Cash, end of period	$556,053	$191,510

Supplemental disclosure of cash flow information:
Interest paid	$118	$726
Income tax paid	$-	$-
Disposition of café assets in connection with café closings	$400,000	$-
Forgiveness of non-recourse debt in connection with café closings	$(400,000)	$-

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

1.	DESCRIPTION OF BUSINESS

U-Swirl, Inc. was incorporated in the state of Nevada on November 14, 2005 and its wholly-owned subsidiary, U-Swirl International, Inc. (“USI”) was incorporated in the state of Nevada on September 4, 2008 (collectively referred to as the “Company”).

In September 2008, the Company acquired the worldwide rights to the U-Swirl Frozen YogurtTM concept.  The U-Swirl concept allows guests a broad choice in frozen yogurt by providing an assortment of non-fat and low-fat flavors, including tart, traditional and no sugar-added options and numerous toppings, including seasonal fresh fruit, sauces, candy and granola. Guests serve themselves and pay by the ounce instead of by the cup size.

In January 2013, the Company entered into agreements to acquire Aspen Leaf Yogurt café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés and the franchise rights to Yogurtini self-serve frozen yogurt chains from Rocky Mountain Chocolate Factory, Inc. (“RMCF”) in exchange for a 60% controlling ownership interest in the Company, a warrant that allows RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised, and notes payable totaling $900,000 (the “Rocky Mountain Transaction”).

As a result of the change in control occurring in connection with the aforementioned transactions, the Company has been deemed to have been acquired by RMCF. Following the Rocky Mountain Transaction, the Company retained a significant minority interest of the issued and outstanding common stock. Due to the significant minority interest, the fair value increments and decrements have not been included in the accompanying financial statements. As the accounting acquirer, RMCF will consolidate the Company’s results of operations in its financial statements.

In October 2013, the Company acquired the franchise rights to nine self-serve frozen yogurt cafés and license agreements to two self-serve frozen yogurt cafés from Josie’s Frozen Yogurt, LLC.  Subsequent to closing the transaction, a Josie’s franchisee closed one café. In November 2013, the Company closed four of its under-performing company-owned Aspen Leaf Yogurt cafés.  As of November 30, 2013 the Company had the following locations:

	Number of locations
	U-Swirl	Aspen Leaf	Josie’s	Yogurtini	Total
Company-owned cafés	6	2	-	-	8
Franchised cafés	31	9	10	27	77
Total	37	11	10	27	85

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information.

These unaudited interim financial statements should be read in conjunction with the Company’s Transition Report on Form 10-K for the two-month transition period ended February 28, 2013, which contains audited financial statements and notes thereto covering that period.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted, pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows.  It is management's

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

opinion, however, that all material adjustments have been made which are necessary for a fair financial statement presentation.  The interim results for the nine months ended November 30, 2013 are not necessarily indicative of results for the full fiscal year.

Year-End - Effective January 14, 2013, the Company’s Board of Directors adopted a fiscal year ending on the last day of February.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash - The Company considers all highly liquid instruments purchased with a maturity of three months or less at date of acquisition to be cash equivalents.  There were no cash equivalents at November 30, 2013 or February 28, 2013.

Accounts Receivable - During the normal course of business, the Company extends credit to its franchisees for inventory, supplies and fees.  The Company monitors its exposure to losses on accounts receivable and maintains an allowance for potential losses or adjustments.  The Company reserves an amount based on the evaluation of the aging of accounts receivable, detailed analysis of high-risk customer accounts, and the overall market and economic conditions of its customers.  Past due accounts receivable balances are written off when the Company’s collection efforts have been unsuccessful in collecting the amount due.

Inventory - Inventories consisting of food, beverages, and supplies are stated at the lower of cost or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  The Company did not incur significant charges to cost of sales for spoilage during the periods ended November 30, 2013 and February 28, 2013.

Prepaid Expenses - Prepaid expenses include costs incurred for prepaid rents, insurance, professional fees and deferred offering costs.  The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

Leasehold Improvements, Property and Equipment - Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Café equipment	7 years
Signage	7 years
Furniture and fixtures	7 years
Computer equipment	5 years
Vehicles	5 years
Leasehold improvements	10 years

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

Company-owned cafés currently under development are accounted for as construction-in-process. Construction-in-process is recorded at acquisition cost, including leasehold improvements, equipment expenditures, professional fees and interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-process is transferred to the appropriate asset group. As of November 30, 2013 and February 28, 2013, the Company did not have any construction-in-process.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of leasehold improvements, property and equipment or whether the remaining balance of property and equipment should be evaluated for possible impairment.  Based on its evaluation, the Company has determined that no impairment exists as of November 30, 2013.

Deposits - Deposits consist of security deposits for multiple locations and a sales tax deposit held with the state of Nevada.

Franchise Rights - The Company tests franchise rights for impairment annually, and more frequently if impairment indicators are present. Recoverability of the franchise rights is evaluated through comparison of the fair value of each of its reporting units with its carrying value. To the extent that a reporting unit’s carrying value exceeds the implied fair value of its franchise rights, an impairment loss is recognized. Based on its evaluation, the Company has determined that no impairment exists as of November 30, 2013.

Deferred Rent - Rent expense for company-owned leases, which provide for escalating rents over the terms of the leases, is recorded on a straight-line basis over the lease terms.  The lease terms began when the Company had the right to control the use of the property, which was before rent payments were actually due under the leases.

The difference between the rent expense and the actual amount payable under the terms of the leases is recorded as a leasehold improvement asset and deferred rent liability on the balance sheets and as both an investing activity and a component of operating activities on the statements of cash flows.

Revenue Recognition Policy - The Company recognizes revenue once pervasive evidence that an agreement exists; the product has been rendered; the fee is fixed and determinable; and collection of the amount due is reasonably assured.

Revenue from company-owned café sales is recognized when food and beverage products are sold.  Café sales are reported net of sales discounts.

Revenue earned as a franchisor is derived from cafés in the Company’s worldwide territory and includes initial franchise fees and royalties.  Initial franchise fee revenue from a the sale of a franchise is recognized when the Company has substantially performed or satisfied all of its material obligations relating to the sale up through the point at which the franchisee is able to open the franchised café, and the Company has no intention of refunding the entire initial franchise fee or forgiving an unpaid note for the entire initial franchise fee.  Substantial performance has occurred when the Company has (a) performed substantially all of its initial services required by the franchise agreement, such as providing to the franchisee (1) a copy of the Operations Manual; (2) assistance in site selection and selection of suppliers of equipment, furnishings, and food; (3) lease review and comments about the lease; and (4) the initial training course to one or two franchisee representatives; and (b) completed all of its other material pre-opening obligations.  The Company defers revenue from the initial franchise fee until (a) commencement of operations by the franchisee; or (b) if the franchisee does not open the franchised café, (1) the date on which all pre-opening services and obligations of the Company are substantially complete, or (2) an earlier date on which the franchisee has abandoned its efforts to proceed with the franchise operations, and in either situation, the franchisee is not entitled to, and is not given, a refund of

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

the initial franchise fee.  Royalties ranging from three to five percent of net café sales are recognized in the period in which they are earned.

Rebates received from purveyors that supply products to the Company’s franchisees are included in franchise royalties and fees. Rebates related to company-owned cafés are offset against café operating costs.  Product rebates are recognized in the period in which they are earned.

The Company also recognizes a marketing and promotion fee ranging from one to three percent of net café sales which are included in franchise royalties and fees.

Marketing and Advertising Expense - The Company engages in local and regional marketing efforts by distributing advertisements, coupons and marketing materials as well as sponsoring local and regional events.   The Company recognizes marketing and advertising expense as incurred.

Share-based Compensation Expense - The Company recognizes all forms of share-based payments, including stock option grants, warrants, and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

Share-based payments, excluding restricted stock, are valued using a Black-Scholes option pricing model. Share-based payment awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

When computing fair value of share-based compensation, the Company considers the following variables:

•	The expected option term is computed using the “simplified” method.

•	The expected volatility is based on the historical volatility of its common stock using the daily quoted closing trading prices.

•	The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

•	The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

•	The forfeiture rate is based on the historical forfeiture rate for its unvested stock options.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by valuation allowances when necessary.

Assessing whether deferred tax assets are realizable requires significant judgment. The Company considers all available positive and negative evidence, including historical operating performance and expectations of future operating performance. The ultimate realization of deferred tax assets is often dependent upon future taxable income and therefore can be uncertain. To the extent the Company believes it is more likely than not that all or some portion of the asset will not be realized, valuation allowances are established against the Company’s deferred tax assets, which increase income tax expense in the period when such a determination is made.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED
Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes on the statements of operations.

Based on its evaluation, the Company does not believe it will not have an income tax liability as of the end of its current fiscal year.

Earnings (Loss) per Share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities.  Basic earnings (loss) per share is computed using the weighted-average number of outstanding common stock during the applicable period.  Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period.

Fair Value of Financial Instruments - The Company’s financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. The recorded values of these instruments approximate fair values due to the short maturities of such instruments and the stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Accounting Policy for Ownership Interests in Investees - The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary, after elimination of all material intercompany accounts, transactions, and profits.

New Accounting Pronouncements - There are no recent accounting pronouncements that are expected to have a material effect on the Company’s interim unaudited financial statements.

3.           ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at November 30, 2013 and February 28, 2013:

	November 30, 2013	February 28, 2013
Accounts receivable	$252,758	$153,681
Allowance for doubtful accounts	(70,000)	(40,000)
Accounts receivable, net	$182,758	$113,681

Accounts receivable, related party	$10,629	$8,597

4.           INVENTORY

As of November 30, 2013 and February 28, 2013, inventory consisted of the following:

	November 30, 2013	February 28, 2013
Food and beverages	$45,461	$71,026
Paper products	29,846	27,485
Inventory	$75,307	$98,511

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED
5.           LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

Leasehold improvements, property and equipment consisted of the following as of November 30, 2013 and February 28, 2013:

	November 30, 2013	February 28, 2013
Café equipment	$1,231,854	$1,176,845
Signage	112,395	112,395
Furniture and fixtures	230,026	308,698
Computer equipment	126,896	151,563
Vehicles	30,342	30,342
Leasehold improvements	1,559,477	1,578,757
	3,290,990	3,358,600
Less: accumulated depreciation	(1,389,673)	(1,122,884)
Leasehold improvements, property and equipment, net	$1,901,317	$2,235,716

6.           DEFERRED REVENUE

The Company deferred franchise fee and area development agreement fee income of $316,389 and $326,500 as of November 30, 2013 and February 28, 2013, respectively.  Of the total amount deferred, and as reflected on the balance sheets, an allocation has been made to a related party classification.  See Note 13.

7.           NOTES PAYABLE, RELATED PARTY

In January 2013, in connection with the Rocky Mountain Transaction, the Company purchased leasehold improvements, property and equipment for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable.  Interest accrues on the unpaid principal balances of the notes at the rate of 6% per annum, compounded annually, and the notes require monthly payments of principal and interest over a five-year period beginning January 2014 in the case of the recourse notes and January 2015 in the case of the non-recourse notes.  Payment of the notes is secured by a security interest in the six Aspen Leaf Yogurt cafés acquired.

In November 2013, the Company closed four of its under-performing company-owned Aspen Leaf Yogurt cafés and wrote off $400,000 in non-recourse notes payable together with accrued interest of $20,991.  See also Note 14.

In July 2013, the Company executed promissory notes with RMCF for the purchase and installation of equipment necessary to convert two company-owned cafés into co-branded RMCF and U-Swirl cafés.  Interest accrues on the notes at the rate of 6% per annum, compounded annually and capitalized during the course of construction.  The notes require monthly payments of principal and interest over a five-year period beginning in October 2013.  Payment of the notes is secured by a security interest in all of the equipment purchased with the proceeds of the notes.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED
As of November 30, 2013, notes payable due to RMCF consisted of the following:

	Principal	Accrued Interest	Total

Full-recourse, secured, due 12/14/18	$500,000	$26,239	$526,239
Construction loans, secured, due 9/15/18	120,927	1,745	122,672
Balance	620,927	27,984	648,911
Less: current maturities	(107,168)	-	(107,168)
Long-term obligations	$513,759	$27,984	$541,743

The following table summarizes our note payable obligations and related accrued interest as of November 30, 2013:

For the Fiscal Year Ended February 28 or 29:	Amount

2014	$19,829
2015	117,315
2016	124,392
2017	131,897
2018	139,854
Thereafter	115,624
Total minimum payments	648,911
Less: current maturities	(107,168)

Long-term obligations	$541,743

8.           FRANCHISE ROYALTIES AND FEES

During the nine months ended November 30, 2013 and 2012, the Company recognized the following franchise royalties and fees:

	November 30, 2013	November 30, 2012
Royalty income	$603,167	$222,297
Franchise fee income	53,111	95,000
Rebate income from purveyors that supply products to franchisees	317,610	102,520
Marketing fees	101,377	-
Franchise royalties and fees	$1,075,265	$419,817

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

9.           OCCUPANCY AND RELATED EXPENSES

Occupancy and related expenses consist of the following for the nine months ended November 30, 2013 and 2012:

	November 30, 2013	November 30, 2012
Rent	$464,425	$240,933
Real estate taxes, insurance and CAM fees	108,156	39,080
Utilities	110,823	63,342
Occupancy and related expenses	$683,404	$343,355

10.           STOCKHOLDERS’ EQUITY

In August 2013, the Company issued 750,000 shares of common stock previously recorded to common stock payable.

During the nine months ended November 30, 2013, the Company issued 37,500 shares of common stock pursuant to the exercise of common stock options for total gross proceeds of $12,750.

In November 2013, a warrant-holder exercised warrants into 105,688 shares of the Company’s common stock for total gross proceeds of $50,730.  As of November 30, 2013 those shares had not been issued and have been recorded to common stock payable.

The following is a summary of the Company’s non-vested restricted stock activity:

	Non-vested Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period

Outstanding - December 31, 2012	-	$-	-
Granted	759,999	0.1275	5.00 years
Vested	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding - February 28, 2013	759,999	0.1275	4.88 years
Granted	-	-
Vested	-	-
Forfeited/Cancelled	-	-
Outstanding - November 30, 2013	759,999	$0.1275	4.12 years

During the nine months ended November 30, 2013 and 2012, the Company expensed $14,535 and $0 related to restricted common stock grants, respectively.

11.	STOCK OPTIONS

On June 27, 2007, the stockholders of our Company adopted the 2007 Stock Option Plan which currently permits the granting of options to purchase up to 1,515,208 shares.  The 2007 Stock Option Plan will remain in effect until it is terminated by the board of directors except that no incentive stock option will be granted after June 26, 2017.  On April 20, 2011, the stockholders of our Company adopted the 2011 Stock Option Plan which permits the granting of options to purchase up to 750,000 shares.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED
The following is a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2012	962,000	0.36	3.58 years	-
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding - February 28, 2013	962,000	$0.36	3.41 years	$34,830
Granted	-	-
Exercised	(37,500)	0.34
Forfeited/Cancelled	(25,000)	0.28
Outstanding - November 30, 2013	899,500	$0.36	2.55 years	$425,850
Exercisable – November 30, 2013	899,500	$0.36	2.55 years	$418,975

During the nine months ended November 30, 2013 and 2012, the Company expensed $38,977 and $87,557 related to stock option grants, respectively.

12.           WARRANTS

The following is a summary of the Company’s warrant activity:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2012	5,111,500	5.31	1.45 years	$18,000
Granted	9,110,250	4.61
Exercised	-	-
Forfeited/Cancelled	(150,000)	6.12
Outstanding - February 28, 2013	14,071,750	$4.61	1.32 years	$52,245
Granted	-	-
Exercised	(105,688)	-
Forfeited/Cancelled	(7,691,250)	8.44
Outstanding - November 30, 2013	6,274,812	$0.60	2.11 years	$1,799,775
Exercisable - November 30, 2013	2,189,782	$0.65	1.90 years	$532,299

During the nine months ended November 30, 2013 and 2012, the Company expensed $0 and $0 related to stock warrants issued, respectively.

13.           RELATED PARTY TRANSACTIONS

The Company was owed $10,629 and $8,597 as of November 30, 2013 and February 28, 2013, respectively, from a U-Swirl franchisee that is owned and operated by the grandchildren of the Company’s Chief Marketing Officer.  The corporate secretary and treasurer of the franchisee is also the Company’s corporate secretary.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

As of November 30, 2013 and February 28, 2013, the Company owed $145,325 and $11,792 to RMCF for inventories, restaurant equipment and various operating expenses, respectively.  See also Note 7, Notes Payable, Related Party.

As of November 30, 2013 and February 28, 2013, the Company had deferred revenue of $30,000 and $30,000, respectively, from an area developer in which the Company’s Chief Executive Officer and Chief Operating Officer have a minority interest.

14.           COMPANY-OWNED STORE CLOSURES

In November 2013 the Company closed four under-performing company-owned Aspen Leaf Yogurt cafés.  The operation of these locations was transferred to the Company in January 2013 in connection with the Rocky Mountain Transaction.

The Company acquired the assets associated with these locations in exchange for $400,000 in non-recourse notes payable.  Prior to the closing of these locations the Company had recorded $420,991 in notes payable and accrued interest.  See also Note 7.

Consistent with the non-recourse note agreements, the Company returned the assets underlying the notes to RMCF, the note holder.  The Company subsequently entered into an agreement to purchase certain assets salvaged from these closed locations.  The Company has agreed to pay $177,500 to RMCF for the assets salvaged from these locations and believes that this approximates the predecessor cost of these assets.

The closure of these locations resulted in the following accounting treatment:

Reduction in property and equipment	$400,000
Reduction in depreciation expense	44,755
Reduction in notes payable, related party	400,000
Reduction in interest expense	20,991
Increase in equipment not in service	177,500
Increase in accounts payable, related party	177,500

15.           SUBSEQUENT EVENTS

In January 2014, the Company issued 105,688 shares of common stock previously recorded to common stock payable and a warrant to purchase up to 105,688 shares of restricted common at $0.60 per share and expiring in October 2015.

In January 2014, the Company issued 12,500 shares of common stock pursuant to the exercise of common stock options for total gross proceeds of $3,500.

In January 2014, the Company acquired the business assets of two operators and franchisors of self-serve frozen yogurt cafés, CherryBerry Enterprises, LLC (“CherryBerry”) and Yogli Mogli, LLC (“Yogli Mogli”), thereby adding 182 cafés.  CherryBerry and certain affiliates were acquired for approximately $4.25 million in cash and 4,000,000 shares of the Company’s common stock.  Yogli Mogli was acquired for $2.15 million in cash and 277,778 shares of the Company’s common stock.  RMCF provided the funding for these acquisitions through a convertible note, which is secured by all of the Company’s assets.

Management evaluated all activity of the Company through the issue date of the financial statements and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of U-Swirl, Inc.

We have audited the accompanying consolidated balance sheets of U-Swirl, Inc. as of February 28, 2103 and December 31, 2012, and the consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2012 and the two months ended February 28, 2013. U-Swirl, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U-Swirl, Inc. as of February 28, 2013 and December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012 and the two months ended February 28, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC May 24, 2013
Las Vegas, Nevada

U-SWIRL, INC.
CONSOLIDATED BALANCE SHEETS

	February 28, 2013	December 31, 2012
ASSETS

Current assets
Cash	$358,527	$187,298
Accounts receivable, net	113,681	73,205
Accounts receivable, related party	8,597	7,048
Inventory	98,511	43,111
Prepaid expenses	24,592	26,601
Total current assets	603,908	337,263

Leasehold improvements, property and equipment, net	2,235,716	1,403,675

Other assets
Deposits	39,086	39,140
Franchise rights	800,000	-
Other assets	39,153	40,170
Total other assets	878,239	79,310

Total assets	$3,717,863	$1,820,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$653,161	$288,354
Accounts payable, related party	11,792	-
Total current liabilities	664,953	288,354

Deferred rent	126,792	138,231
Deferred revenue	296,500	290,000
Deferred revenue, related party	30,000	30,000
Notes payable, related party	906,579	-
Total liabilities	2,024,824	746,585

Stockholders' equity
Preferred stock; $0.001 par value; 25,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares
authorized, 14,402,088 and 5,000,836 shares issued
and outstanding, respectively	14,402	5,001
Common stock payable	750	-
Prepaid equity-based compensation	(94,399)	-
Additional paid-in capital	9,042,111	7,960,903
Accumulated deficit	(7,269,825)	(6,892,241)
Total stockholders' equity	1,693,039	1,073,663

Total liabilities and stockholders' equity	$3,717,863	$1,820,248

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Two Months Ended		For the Year Ended
	February 28, 2013	February 29, 2012	December 31, 2012
		(Unaudited)
Revenues
Cafe sales, net of discounts	$433,084	$307,568	$2,280,323
Franchise royalties and fees	130,296	81,780	523,898
Total revenues	563,380	389,348	2,804,221

Cafe operating costs
Food, beverage and packaging costs	156,634	104,916	745,380
Labor and related expenses	146,840	85,651	571,954
Occupancy and related expenses	111,113	73,478	434,308
Marketing and advertising	9,399	11,778	75,291
General and administrative	359,729	85,239	711,152
Officer compensation	80,784	75,430	472,581
Depreciation and amortization	70,146	51,248	308,361
Total costs and expenses	934,645	487,740	3,319,027
Loss from operations	(371,265)	(98,392)	(514,806)

Interest income	260	155	1,209
Interest expense	(6,579)	(103)	(828)

Loss from continuing operations before income taxes	(377,584)	(98,340)	(514,425)
Provision for income taxes	-	-	-
Net loss	$(377,584)	$(98,340)	$(514,425)

Net loss per common share, basic and diluted	$(0.03)	$(0.02)	$(0.10)

Weighted average common shares outstanding,
basic and diluted	12,171,282	4,871,953	4,938,753

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

					Prepaid	Additional		Total
	Common Stock		Stock Payable		Equity-Based	Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Compensation	Capital	Deficit	Equity

Balance, December 31, 2011	4,868,836	$4,869	-	$-	$-	$7,815,030	$(6,377,816)	$1,442,083

Issuance of common stock as compensation	132,000	132	-	-	-	29,128	-	29,260

Amortization of equity-based compensation	-	-	-	-	-	116,745	-	116,745

Net loss	-	-	-	-	-	-	(514,425)	(514,425)

Balance, December 31, 2012	5,000,836	5,001	-	-	-	7,960,903	(6,892,241)	1,073,663

Issuance of common stock related to Rocky Mountain Transaction	8,641,253	8,641	-	-	-	871,143	-	879,784

Issuance of common stock as compensation	759,999	760	-	-	(96,900)	96,140	-	-

Issuance of common stock for non-employee services	-	-	750,000	750	-	94,875	-	95,625

Amortization of prepaid equity-based compensation	-	-	-	-	2,501	-	-	2,501

Amortization of equity-based compensation	-	-	-	-	-	19,050	-	19,050

Net loss	-	-	-	-	-	-	(377,584)	(377,584)

Balance, February 28, 2013	14,402,088	$14,402	750,000	$750	$(94,399)	$9,042,111	$(7,269,825)	$1,693,039

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Two Months Ended		For the Year Ended
	February 28, 2013	February 29, 2012	December 31, 2012
		(Unaudited)
Cash flows from operating activities:
Net loss	$(377,584)	$(98,340)	$(514,425)
Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation and amortization	70,146	51,248	308,361
Accrued interest on notes payable, related party	6,579	-	-
Amortization of prepaid equity-based compensation	2,501	-	-
Issuance of common stock as compensation	-	3,960	29,260
Issuance of common stock for non-employee services	95,625	-	-
Amortization of equity-based compensation	19,050	19,457	116,745
Changes in operating assets and liabilities:
Accounts receivable, net	(40,476)	(30,516)	44,321
Inventory	(55,400)	29,044	42,555
Prepaid expenses	2,009	2,408	1,460
Deposits	54	3,671	8,732
Accounts payable and accrued liabilities	364,807	(13,527)	70,555
Accounts payable, related party	11,792	-	-
Deferred rent	(11,439)	(16,017)	(100,675)
Deferred revenue	6,500	(40,000)	(115,000)
Net cash provided (used) by operating activities	94,164	(88,612)	(108,111)

Cash flows from investing activities:
Accounts receivable, related party	(1,549)	3,085	(283)
Purchases of property and equipment	(2,187)	-	(6,405)
Other assets	1,017	1,017	6,101
Net cash provided (used) by investing activities	(2,719)	4,102	(587)

Cash flows from financing activities:
Payments on capital lease obligation	-	(991)	(4,641)
Working capital received from Rocky Mountain Transaction	79,784	-	-
Net cash provided (used) by financing activities	79,784	(991)	(4,641)

Net change in cash	171,229	(85,501)	(113,339)

Cash, beginning of period	187,298	300,637	300,637

Cash, end of period	$358,527	$215,136	$187,298

Supplemental disclosure of cash flow information:
Interest paid	$-	$103	$828
Income tax paid	$-	$-	$-

Supplemental disclosure of noncash investing and financing
activities related to Rocky Mountain Transaction:
Acquisition of property and equipment through issuance of notes payable	$900,000	$-	$-
Acquisition of franchise rights through issuance of common stock	$800,000	$-	$-

The accompanying notes are an integral part of these financial statements.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

1.	DESCRIPTION OF BUSINESS

U-Swirl, Inc. was incorporated in the state of Nevada on November 14, 2005 and its wholly-owned subsidiary, U-Swirl International, Inc. (“USI”) was incorporated in the state of Nevada on September 4, 2008 (collectively referred to as the “Company”).

In September 2008, the Company acquired the worldwide rights to the U-Swirl Frozen YogurtTM concept.  The U-Swirl concept allows guests a broad choice in frozen yogurt by providing an assortment of non-fat and low-fat flavors, including tart, traditional and no sugar-added options and numerous toppings, including seasonal fresh fruit, sauces, candy and granola. Guests serve themselves and pay by the ounce instead of by the cup size.

In January 2013, the Company entered into agreements to acquire Aspen Leaf Yogurt (“ALY’’) café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés and the franchise rights to Yogurtini self-serve frozen yogurt chains from Rocky Mountain Chocolate Factory, Inc. (“RMCF”) in exchange for a 60% controlling ownership interest in the Company, a warrant that allows RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised, and notes payable totaling $900,000 (the “Rocky Mountain Transaction”).

As a result of the change in control occurring in connection with the aforementioned transactions, the Company has been deemed to have been acquired by RMCF. Following the Rocky Mountain Transaction, the Company retained a significant minority interest of approximately 40% of the issued and outstanding common stock. Due to the significant minority interest, the fair value increments and decrements have not been included in the accompanying financial statements. As the accounting acquirer, RMCF will consolidate the Company’s results of operations in its financial statements.

In March 2013 USI opened two additional cafés in Reno, Nevada which were previously owned and operated by a U-Swirl franchisee.  As of February 28, 2013 USI had the following locations:

	Number of locations
	U-Swirl	Aspen Leaf	Yogurtini	Total
Company-owned cafés	6	6	-	12
Franchised cafés	24	10	24	58
Total	30	16	24	70

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Year-End - Effective January 14, 2013, the Company’s Board of Directors adopted a fiscal year ending on the last day of February. The accompanying financial statements include the two month transition period ended February 28, 2013.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash - The Company considers all highly liquid instruments purchased with a maturity of three months or less at date of acquisition to be cash equivalents.  There were no cash equivalents at February 28, 2013 and December 31, 2012, respectively.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

The Company maintains cash balances at an institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.  As of February 28, 2013 and December 31, 2012, no amounts were in excess of the federally insured limits, respectively.

Accounts Receivable - During the normal course of business, the Company extends credit to its franchisees for inventory, supplies and fees.  The Company monitors its exposure to losses on accounts receivable and maintains an allowance for potential losses or adjustments.  The Company reserves an amount based on the evaluation of the aging of accounts receivable, detailed analysis of high-risk customer accounts, and the overall market and economic conditions of its customers.  Past due accounts receivable balances are written off when the Company’s collection efforts have been unsuccessful in collecting the amount due.

Inventory - Inventories consisting of food, beverages, and supplies are stated at the lower of cost or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  The Company did not incur significant charges to cost of sales for spoilage during the periods ended February 28, 2013 and December 31, 2012.

Prepaid Expenses - Prepaid expenses include costs incurred for prepaid rents, insurance and professional fees.

Leasehold Improvements, Property and Equipment - Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected as a gain or loss from operations.

The estimated useful lives are:

Café equipment	7 years
Signage	7 years
Furniture and fixtures	7 years
Computer equipment	5 years
Vehicles	5 years
Leasehold improvements	10 years

Company-owned cafés currently under development are accounted for as construction-in-process. Construction-in-process is recorded at acquisition cost, including leasehold improvements, equipment expenditures, professional fees and interest expenses capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-process is transferred to an appropriate asset. As of February 28, 2013 and December 31, 2012, the Company did not have any construction-in-process.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of leasehold improvements, property and equipment or whether the remaining balance of property and equipment should be evaluated for possible impairment.  Based on its evaluation, the Company has determined that no impairment exists as of February 28, 2013.

Deposits - Deposits consist of security deposits for multiple locations and a sales tax deposit held with the state of Nevada.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

Franchise Rights - The Company tests franchise rights for impairment annually, and more frequently if impairment indicators are present. Recoverability of the franchise rights is evaluated through comparison of the fair value of each of its reporting units with its carrying value. To the extent that a reporting unit’s carrying value exceeds the implied fair value of its franchise rights, an impairment loss is recognized. Based on its evaluation, the Company has determined that no impairment exists as of February 28, 2013.

Deferred Rent - Rent expense for company-owned café leases, which provide for escalating rents over the terms of the leases, is recorded on a straight-line basis over the lease terms.  The lease terms began when the Company had the right to control the use of the property, which was before rent payments were actually due under the leases.

The difference between the rent expense and the actual amount payable under the terms of the leases is recorded as a leasehold improvement asset and deferred rent liability on the Balance Sheet and as both an investing activity and a component of operating activities on the Statements of Cash Flows.

Revenue Recognition Policy - The Company recognizes revenue once pervasive evidence that an agreement exists; the product has been rendered; the fee is fixed and determinable; and collection of the amount due is reasonably assured.

Revenue from company-owned café sales is recognized when food and beverage products are sold.  Café sales are reported net of sales discounts.

Revenue earned as a  franchisor is derived from cafés in the Company’s worldwide territory and includes initial franchise fees and royalties.  Initial franchise fee revenue from a the sale of a franchise is recognized when the Company has substantially performed or satisfied all of its material obligations relating to the sale up through the point at which the franchisee is able to open the franchised café, and the Company has no intention of refunding the entire initial franchise fee or forgiving an unpaid note for the entire initial franchise fee.  Substantial performance has occurred when the Company has (a) performed substantially all of its initial services required by the franchise agreement, such as providing to the franchisee (1) a copy of the Operations Manual; (2) assistance in site selection and selection of suppliers of equipment, furnishings, and food; (3) lease review and comments about the lease; and (4) the initial training course to one or two franchisee representatives; and (b) completed all of its other material pre-opening obligations.  The Company defers revenue from the initial franchise fee until (a) commencement of operations by the franchisee; or (b) if the franchisee does not open the franchised café, (1) the date on which all pre-opening services and obligations of the Company are substantially complete, or (2) an earlier date on which the franchisee has abandoned its efforts to proceed with the franchise operations, and in either situation, the franchisee is not entitled to, and is not given, a refund of the initial franchise fee.  Royalties ranging from three to five percent of net café sales are recognized in the period in which they are earned.

Rebates received from purveyors that supply products to the Company's franchisees are included in franchise royalties and fees. Rebates related to company-owned cafés are offset against café operating costs.  Product rebates are recognized in the period in which they are earned.

The Company also recognizes a marketing and promotion fee ranging from one to three percent of net Aspen Leaf Yogurt and Yogurtini café sales which are included in franchise royalties and fees.

Marketing and Advertising Expense - The Company engages in local and regional marketing efforts by distributing advertisements, coupons and marketing materials as well as sponsoring local and regional events.   The Company recognizes marketing and advertising expense as incurred.

Equity-based Compensation Expense - The Company recognizes all forms of equity-based payments, including stock option grants, warrants, and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

Equity-based payments, excluding restricted stock, are valued using a Black-Scholes option pricing model. Equity-based payment awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the equity-based payment, whichever is more readily determinable. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

When computing fair value of equity-based compensation, the Company considers the following variables:

•	The expected option term is computed using the “simplified” method.

•	The expected volatility is based on the historical volatility of its common stock using the daily quoted closing trading prices.

•	The risk-free interest rate assumption is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

•	The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

•	The forfeiture rate is based on the historical forfeiture rate for its unvested stock options.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by valuation allowances when necessary.

Assessing whether deferred tax assets are realizable requires significant judgment. The Company considers all available positive and negative evidence, including historical operating performance and expectations of future operating performance. The ultimate realization of deferred tax assets is often dependent upon future taxable income and therefore can be uncertain. To the extent the Company believes it is more likely than not that all or some portion of the asset will not be realized, valuation allowances are established against the Company’s deferred tax assets, which increase income tax expense in the period when such a determination is made.

Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes on the statements of operations.

Earnings (Loss) per Share - Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities.  Basic earnings (loss) per share is computed using the weighted-average number of outstanding common stock during the applicable period.  Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period.

The computation of basic and diluted loss per share for the periods presented is equivalent since the Company had continuing losses.

Fair Value of Financial Instruments - The Company adopted the Financial Accounting Standards Board (“FASB”) standard related to fair value measurement at inception. The standard defines fair value,

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

establishes a framework for measuring fair value and expands disclosure of fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The recorded values of long-term debt approximate their fair values, as interest approximates market rates. As a basis for considering such assumptions, the standard established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial instruments consist of cash, accounts receivable, inventory, prepaid expenses, leasehold improvements, property and equipment, deposits, franchise rights, other assets, accounts payable, deferred rent, deferred revenue, and notes payable. The recorded values of cash, accounts receivable, inventory, prepaid expenses, and accounts payable approximate fair values due to the short maturities of such instruments.  Recorded values for notes payable and related liabilities approximate fair values, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

The following table presents assets that were measured and recognized at fair value as of February 28, 2013:

Description	Level 1	Level 2	Level 3	Total

Leasehold improvements, property and equipment	-	-	2,235,716	2,235,716
Franchise rights	-	-	1,021,711	1,021,711
Other assets	-	-	39,153	39,153
Deferred rent	-	(126,792)	-	(126,792)
Deferred revenue	-	(326,500)	-	(326,500)
Notes payable	-	(906,579)	-	(906,579)
Totals	-	(1,359,871)	3,296,580	1,936,709

Accounting Policy for Ownership Interests in Investees - The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary corporation, after elimination of all material intercompany accounts, transactions, and profits.

New Accounting Pronouncements - In January 2013, the Financial Accounting and Standards Board (FASB) issued Accounting Standards Update (“ASU”) ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities. The ASU clarifies disclosures required for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements, and securities borrowing and lending transactions that are either offset in accordance with Section 310-20-45 or Section 815-10-46 or subject to an enforceable master netting arrangement or similar agreement. The ASU is effective for annual and interim periods beginning after January 1, 2013.  The Company adopted this guidance in 2013 without material impact on its financial position, results of operations or cash flows.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The ASU is effective for annual and interim periods beginning after January 1, 2013.  The Company adopted this guidance in 2013 without material impact on its financial position, results of operations or cash flows.

3.           ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at February 28, 2013 and December 31, 2012:

	February 28, 2013	December 31, 2012
Accounts receivable	$153,681	$83,205
Allowance for doubtful accounts	(40,000)	(10,000)
Accounts receivable, net	$113,681	$73,205

Bad debt expense for the two months ended February 28, 2013 and February 29, 2012 was $30,000 and $0, respectively.

4.           INVENTORY

As of February 28, 2013 and December 31, 2012, inventory consisted of the following:

	February 28, 2013	December 31, 2012
Food and beverages	$71,026	$28,321
Paper products	27,485	14,790
Inventory	$98,511	$43,111

5.           LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

Leasehold improvements, property and equipment consisted of the following as of February 28, 2013 and December 31, 2012:

	February 28, 2013	December 31, 2012
Café equipment	$1,176,845	$907,392
Signage	112,395	112,395
Furniture and fixtures	308,698	130,244
Computer equipment	151,563	107,367
Vehicles	30,342	30,342
Leasehold improvements	1,578,757	1,168,673
	3,358,600	2,456,413
Less: accumulated depreciation	(1,122,884)	(1,052,738)
Leasehold improvements, property and equipment, net	$2,235,716	$1,403,675

Depreciation expense for the two months ended February 28, 2013 and February 29, 2012 was $70,146 and $51,248, respectively and $308,361 for the year ended December 31, 2012.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

6.           BUSINESS ACQUISITION AND FRANCHISE RIGHTS

On January 14, 2013, the Company entered into agreements to acquire the franchise rights to the Aspen Leaf Yogurt and Yogurtini self-serve frozen yogurt chains from RMCF in exchange for 8,641,253 shares of common stock representing an approximate 60% controlling interest in the Company. Additionally, the Company issued a warrant to purchase up to 9,110,250 shares of common stock that allow RMCF to maintain its pro rata ownership interest if existing stock options and/or warrants are exercised. In connection with the aforementioned agreement, the Company also received cash from RMCF totaling $79,784 for working capital purposes.

On that same date, the Company acquired the café assets, consisting of leasehold improvements, property and equipment, for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable. The Company is currently operating each of the six Aspen Leaf Yogurt cafés and believes that collectively the stores have the potential to contribute to future operating results.  Pursuant to the acquisition agreement, RMCF has agreed to reimburse the Company on a monthly basis, for a period of twelve months following the closing date, all operating losses, if any attributable to four of the six acquired cafes.

RMCF has been identified as the accounting acquirer and will consolidate the Company’s results of operations in its’ financial statements. As the Company has been identified as the acquired company and has a significant minority interest, the push-down accountings of the fair value increments and decrements have not been included in the accompanying financial statements.

The corresponding assets and liabilities were recorded using RMCF’s historical cost as of the date of transfer and consisted of the following:

Assets acquired:	Historic Cost
Working capital	$79,784
Leasehold improvements, property and equipment	900,000
Franchise rights – Yogurtini	800,000
Total assets acquired	1,779,784
Liabilities assumed:
Non-recourse notes payable	(400,000)
Recourse notes payable	(500,000)
Total liabilities assumed	(900,000)
Total net assets acquired	$879,784
Consideration paid:
8,641,253 shares of common stock and 9,110,250 warrants	879,784
Total consideration paid	$879,784

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

7.           NOTE RECEIVABLE

In September 2012, the Company entered into an agreement with a franchisee converting accounts receivable of $75,945 into a note receivable.  The outstanding receivable represents delinquent royalty and franchise fees due to the Company.  The note bears interest at a rate of 6% per annum and requires fixed weekly payments of $135 from September 2012 to May 2013 and increases to $325 a week from June 2013 to maturity in June 2018.  Interest income for the two months ended February 28, 2013 and February 29, 2012 was $260 and $0, respectively.

On January 28, 2013 the franchisee defaulted on the note and although the Company will vigorously pursue collection of the total amount outstanding, the Company has recorded an allowance for the full note receivable balance.

As of February 28, 2013 and December 31, 2012, the note receivable balance consisted of the following:

	February 28, 2013	December 31, 2012

Note receivable	$75,264	$75,264
Allowance for doubtful accounts	(75,264)	(75,264)
Note receivable, net	$-	$-

8.           DEFERRED REVENUE

The Company deferred franchise fee and area development agreement fee income of $326,500 and $320,000 as of February 28, 2013 and December 31, 2012, respectively.  Of the total amount deferred, and as reflected on the balance sheet, an allocation has been made to a related party classification.  See Note 16.

An area developer has encountered delays in meeting the requirements of the area development agreement and the Company is currently in negotiations to resolve the delinquency.  The area developer has outstanding receivables of approximately $40,000 and deferred revenue of $75,000 as of February 28, 2013.

9.           NOTES PAYABLE, RELATED PARTY

On January 14, 2013, in connection with the Rocky Mountain Transaction, the Company purchased leasehold improvements, property and equipment for six Aspen Leaf Yogurt cafés from RMCF in exchange for $900,000 in notes payable.  As of February 28, 2013, notes payable due to RMCF consisted of the following:

	Principal	Accrued Interest	Total

Non-recourse, secured, due 12/14/19	$400,000	$2,924	$402,924
Full recourse, secured, due 12/14/18	500,000	3,655	503,655
Balance, February 28, 2013	$900,000	$6,579	$906,579

Interest accrues on the unpaid principal balances of the notes at the rate of 6% per annum, compounded annually, and the notes require monthly payments of principal and interest over a five-year period beginning January 2014 in the case of the recourse notes and January 2015 in the case of the non-recourse notes.  Payment of the notes is secured by a security interest in the six Aspen Leaf Yogurt cafés acquired.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

The following table summarizes our note payable obligations as of February 28, 2013:

Amount

2015	$85,918
2016	148,830
2017	191,080
Thereafter	480,751
Total minimum payments	906,579
Less: current maturities	-

Long-term obligations	$906,579

10.           FRANCHISE ROYALTIES AND FEES

During the two months ended February 28, 2013 and February 29, 2012, the Company recognized the following franchise royalties and fees:

	February 28, 2013	February 29, 2012
Royalty income	$69,636	$29,626
Franchise fee income	-	40,000
Rebate income from purveyors that supply products to franchisees	45,485	12,154
Marketing fees	15,175	-
Franchise royalties and fees	$130,296	$81,780

11.           OCCUPANCY AND RELATED EXPENSES

Occupancy and related expenses consist of the following for the two months ended February 28, 2013 and February 29, 2012:

	February 28, 2013	February 29, 2012
Rent	$74,695	$50,084
Real estate taxes, insurance and CAM fees	21,713	11,602
Utilities	14,705	11,792
Occupancy and related expenses	$111,113	$73,478

12.           INCOME TAXES

Significant components of the Company’s deferred tax liabilities and assets as of February 28, 2013 and December 31, 2012 are as follows:

	February 28, 2013	December 31, 2012
Deferred tax assets:
Net operating loss	$377,584	$514,425
Stock options and warrants issued for services	(19,050)	(116,745)
	358,534	397,680
Income tax rate	34%	34%
	121,902	135,211
Less valuation allowance	(121,902)	(135,211)
	$-	$-

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

The Company recognizes deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards.  The Company has established a valuation allowance to reflect the likelihood of realization of deferred tax assets.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be utilized before their expiration.  The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  The
Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based on consideration of these items, the Company has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of February 28, 2013 and December 31, 2012.  Accordingly, valuation allowances of $121,902 and $135,211 have been recorded, and the ending deferred tax asset was $0 and $0 at February 28, 2013 and December 31, 2012, respectively.

The Company files income tax returns in United States federal jurisdiction, the states of Arizona, Colorado, Illinois, Iowa, Tennessee, Texas and certain local jurisdictions.

13.           STOCKHOLDERS’ EQUITY

During the year ended December 31, 2012, the Company granted 132,000 shares of restricted common stock to officers for services.  The fair market value of the shares on the dates of grant totaled $29,260.

On January 14, 2013, the Company issued 8,641,253 shares of restricted common stock to RMCF in connection with the Rocky Mountain transaction. The estimated value of the shares issued totaled $879,784 representing the historic cost of net assets acquired.  As a result of the issuance, RMCF owns a 60% controlling interest in the Company. Additionally, the Company issued a warrant to purchase up to 9,110,250 shares of its common stock to RMCF to maintain its post-acquisition pro rata ownership interest in the Company upon the exercise of existing stock options and/or warrants. See Note 15.

On January 14, 2013, the Company granted 759,999 shares of restricted common stock to its officers and directors for services. In accordance with the terms of the grant, the shares vest at a rate of 20% per year for a five year period; are subject to forfeiture; and are issued at vesting. The Company has recorded prepaid stock-based compensation of $96,900 representing the estimated fair value on the date of grant, and will amortize the fair market value of the shares to officer compensation expense ratably over the five year vesting period.

The following is a summary of the Company’s 2013 restricted common stock grants that are subject to vesting and forfeiture:

		Vesting Schedule
Date	Quantity Granted	2014	2015	2016	2017	2018

January 2013	759,999	151,999	152,000	152,000	152,000	152,000
	759,999	151,999	152,000	152,000	152,000	152,000

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

The following is a summary of the Company’s non-vested restricted stock activity:

	Non-vested Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period in Years

Outstanding - December 31, 2011	-	$-	-
Granted	-	-	-
Vested	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding - December 31, 2012	-	-	-
Granted	759,999	0.1275	5.00 years
Vested	-	-
Forfeited/Cancelled	-	-
Outstanding - February 28, 2013	759,999	$0.1275	4.88 years

During the two months ended February 28, 2013 and December 31, 2012, the Company expensed $2,501 and $0 related to restricted common stock grants, respectively.

On February 12, 2013, the Company granted 750,000 shares of common stock to various directors for services.  The fair market value of the shares on the date of grant totaled $95,625 based on the value of the services provided.  As of February 28, 2013 those shares had not been issued and have been recorded to common stock payable.

14.	STOCK OPTIONS

On June 27, 2007, the stockholders of our Company adopted the 2007 Stock Option Plan which currently permits the granting of options to purchase up to 1,515,208 shares.  The 2007 Stock Option Plan will remain in effect until it is terminated by the board of directors except that no incentive stock option will be granted after June 26, 2017.  On April 20, 2011, the stockholders of our Company adopted the 2011 Stock Option Plan which permits the granting of options to purchase up to 750,000 shares.

The following is a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2011	1,230,750	$1.24	4.58 years	$-
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	(268,750)	4.40
Outstanding - December 31, 2012	962,000	0.36	3.58 years	-
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding - February 28, 2013	962,000	$0.36	3.41 years	$34,830
Exercisable - February 28, 2013	506,000	$0.34	3.40 years	$17,415

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

	February 28, 2013	December 31, 2012

Grant date fair value of stock options	$233,487	$233,487
Weighted average grant date fair value	$0.24	$0.24

Outstanding stock options held by related parties	847,000	847,000
Exercisable stock options held by related parties	448,500	287,500
Fair value of stock options held by related parties	$210,399	$210,399

During the two months ended February 28, 2013 and February 29, 2012, the Company expensed $19,050 and $19,457 related to stock option grants, respectively.

15.	WARRANTS

During the two months ended February 28, 2013, the Company granted the following stock warrants:

Date	Quantity Granted	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

January 2013	9,110,250	$ 4.61	1.44 years

The above-referenced warrants were issued to RMCF as part of the Rocky Mountain Transaction.  The warrant to purchase up to 9,110,250 shares of restricted common stock allows RMCF to maintain its pro rata ownership interest in the Company if existing stock options and/or warrants are exercised.  The warrants are only exercisable in the event that an existing holder of the Company’s warrants or stock options exercises any such warrant or stock option.  In the event the warrants become exercisable, the fair value of the warrants will be recorded as equity based compensation on the measurement date.  See Note 6.

The following is a summary of the Company’s warrant activity:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Average Intrinsic Value

Outstanding - December 31, 2011	5,161,500	$1.80	2.45 years	$-
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	(50,000)	7.50
Outstanding - December 31, 2012	5,111,500	5.31	1.45 years	$18,000
Granted	9,110,250	4.61
Exercised	-	-
Forfeited/Cancelled	(150,000)	6.12
Outstanding - February 28, 2013	14,071,750	$4.61	1.32 years	$52,245
Exercisable - February 28, 2013	5,051,500	$5.40	1.06 years	$-

During the two months ended February 28, 2013 and February 29, 2012, the Company expensed $0 and $0 related to stock warrants issued, respectively.

U-SWIRL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO MONTHS ENDED FEBRUARY 28, 2013

16.           RELATED PARTY TRANSACTIONS

The Company was owed $8,597 and $7,048 as of February 28, 2013 and December 31, 2012, respectively, from a U-Swirl franchisee that is owned and operated by the grandchildren of the Company’s Chief Marketing Officer.  The corporate secretary and treasurer of the franchisee is also the Company’s corporate secretary.

As of February 28, 2013 and December 31, 2012, the Company owed $11,792 and $0, respectively, to RMCF for inventories and various operating expenses.  See also Note 9, Notes Payable, Related Party.

As of February 28, 2013 and December 31, 2012, the Company had deferred revenue of $30,000 and $30,000, respectively, from an area developer in which the Company’s Chief Executive Officer and Chief Operating Officer have a minority interest.

17.           COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims.  Such matters can be subject to many uncertainties, and outcomes are not predictable with assurance.  The Company is not aware of the existence of any such matters at February 28, 2013, and has not provided for any such contingencies, accordingly.

18.           SUBSEQUENT EVENTS

Management evaluated all activity of the Company through the issue date of the financial statements and concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.